THIRD AMENDED AND RESTATED

COMPANY AGREEMENT

OF

CG CONSOLIDATED, LLC

A TEXAS LIMITED LIABILITY COMPANY

MAY 4, 2021

THE MEMBERSHIP INTERESTS (AS DEFINED HEREIN) GOVERNED BY THIS THIRD AMENDED AND RESTATED COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH MEMBERSHIP INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

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Schedules:

Exhibits:

THIRD AMENDED AND RESTATED COMPANY AGREEMENT OF CG CONSOLIDATED, LLC

A Texas Limited Liability Company

This Third Amended and Restated Company Agreement of CG Consolidated, LLC, a Texas limited liability company (the "***Company***"), dated as of May 4, 2021 (the "***Effective Date***"), is adopted, executed and agreed to, for good and valuable consideration, by the Company and the Members (as defined below).

BACKGROUND

The Company was formed on December 6, 2016, by the filing of a Certificate of Formation with the Secretary of State of the State of Texas, under the name "CG Consolidated, LLC."

The Company's initial Company Agreement was entered into on December 31, 2016, was amended and restated pursuant to the First Amended and Restated Company Agreement entered into effective as of January 1, 2017, and was further amended and restated pursuant to the Second Amended and Restated Company Agreement entered into effective as of September 12, 2019 (the "***Existing Agreement***").

On the Effective Date, certain of the Members have purchased Series A Preferred Units from the Company (the "***Initial Series A Financing Closing***") pursuant to the Series A Preferred Unit Purchase Agreement dated as of the Effective Date by and among the Company and such Members (the "***Series A Purchase Agreement***").

On the Effective Date, the Company repurchased Common Units from certain Members (the "***Initial Founder Repurchase***") pursuant to the Common Unit Repurchase Agreement dated as of the Effective Date by and among the Company and such Members (the "***Repurchase Agreement***").

The Company and the Founding Member, as the sole Member of the Company prior to the effectiveness of this Agreement and the transactions contemplated by the Series A Purchase Agreement, and in satisfaction of the condition to the obligations of the Members acquiring Series A Preferred Units pursuant to the terms of the Series A Purchase Agreement, desire to reorganize the capital structure of the Company and set forth the respective interests, rights, powers, authority, duties, responsibilities, liabilities and obligations of the Members with respect to the Company and provide for the management and the conduct of the business and affairs of the Company by amending and restating the Existing Agreement in its entirety as set forth in this Agreement.

AGREEMENT

In consideration of the foregoing and the covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,

the Company and the Founding Member hereby amend and restate the Existing Agreement in its entirety, and the Company and the Members hereby agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1 ***Definitions***.

(a) In addition to terms defined in the body of this Agreement, capitalized terms used herein shall have the following meanings:

"***Accounting Firm***" means such national or regional accounting firm as approved by the Board.

"***Adjusted Capital Account***" means the Capital Account maintained for each Member, (i) increased by any amounts that such Member is obligated to restore (or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(*c*), 1.704-2(g)(1) and 1.704-2(i)(5)), and (ii) decreased by any amounts described in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*)(4), (5) and (6) with respect to such Member. The foregoing definition of "Adjusted Capital Account" is intended to comply with the provisions of Treasury Regulation Sections 1.704-1(b)(2)(ii)(*d*) and 1.704-2 and shall be interpreted consistently therewith.

"***Adoption Agreement***" means an agreement substantially in the form of Exhibit A hereto pursuant to which a Person agrees to be bound by the terms and conditions of this Agreement and agrees that any Units held by such Person shall be subject to the terms and conditions of this Agreement.

"***Affiliate***" of a Person means (i) any Person Controlling, Controlled by or Under Common Control with such Person and/or (ii) with respect to an equityholder the Founding Member, a trust, partnership, limited liability company, corporation or other entity that is (x) for bona fide estate planning purposes, (y) solely for the benefit of such equityholder of the Founding Member, his or her spouse, his or her sibling, parent or one or more of his or her lineal descendants, or any spouse of any of the foregoing, and (z) Controlled by such equityholder of the Founding Member. For the avoidance of doubt, as of the date of this Agreement, the Founding Member is an Affiliate of each Founder for purposes of this Agreement.

"***Agreement***" means this Third Amended and Restated Company Agreement of CG Consolidated, LLC, as amended and/or restated from time to time in accordance with the provisions hereof, including the Exhibits and Schedules hereto.

"***Allocation Period***" means the period (i) commencing on the Effective Date or, for any Allocation Period other than the initial Allocation Period, the first day after the end of the immediately preceding Allocation Period and (ii) ending (A) on the last day of each Fiscal Year, (B) on the day immediately preceding any day on which an adjustment to the Book Value of the Company's properties pursuant to clauses (ii)(A), (ii)(B), (ii)(C) or (ii)(E) of the definition of Book Value occurs, (C) immediately after any day on which an adjustment to the Book Value of the Company's properties pursuant to clause (ii)(D) of the definition of Book Value occurs or (D) on any other date determined by the Board.

"***Assumed Tax Liability***" means, with respect to any Member for each Fiscal Year, the product of (a) the U.S. federal taxable income (other than taxable income incurred in connection with (i) a Deemed Liquidation Event, Dissolution Event or an Initial Public Offering; (ii) the receipt or deemed receipt of a guaranteed payment or capital shift by such Member; or (iii) the forfeiture or repurchase of Membership Interests from such Member or another Member) allocated by the Company to such Member in such Fiscal Year, less the U.S. federal taxable loss allocated by the Company to such Member in such Fiscal Year (disregarding the effect of any deduction under Section 199A of the Code and the deductibility of state and local income taxes for U.S. federal income tax purposes (unless such deductibility is not subject to any limitations)); multiplied by (b) 5% *plus* the highest applicable U.S. federal income tax rate (including any tax rate imposed on "net investment income" by Code Section 1411) applicable to an individual or, if higher, a corporation with respect to the character of U.S. federal taxable income or loss allocated by the Company to such Member (e.g., capital gains or losses, dividends, ordinary income, etc.) with respect to such Fiscal Year.

"***Available Cash***" means all cash, revenues and funds received by the Company from Company operations, less the sum of the following, to the extent paid or set aside by the Company: (i) all principal and interest payments then due on indebtedness of the Company and all other sums paid or due to lenders; (ii) all cash expenditures incurred in the operation of the Company's business; and (iii) any Reserves.

"***Bipartisan Budget Act***" means Sections 6221 through 6241 of the Code, together with any final or temporary Treasury Regulations, Revenue Rulings and case law interpreting Sections 6221 through 6241 of the Code (and any analogous provision of state or local tax law).

"***Book Value***" means, with respect to any property of the Company, such property's adjusted basis for U.S. federal income tax purposes, except as follows:

(i) The initial Book Value of any property contributed by a Member to the Company shall be the Fair Market Value of such property as of the date of such contribution;

(ii) The Book Values of all properties shall be adjusted to equal their respective Fair Market Values in connection with (A) the acquisition of an interest or an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution to the Company or in exchange for the performance of more than a *de minimis* amount of services to or for the benefit of the Company, (B) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an interest in the Company, (C) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g)(1), (D) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a non-compensatory option in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(*s*), or (E) any other event to the extent determined by the Board to be permitted and necessary to properly reflect Book Values

in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (ii)(A), (ii)(B) and (ii)(D) above shall be made only if the Board determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any non-compensatory options are outstanding upon the occurrence of an event described in clauses (ii)(A) through (ii)(E) above, the Company shall adjust the Book Values of its properties in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(*f*)(*1*) and 1.704-1(b)(2)(iv)(*h*)(*2*);

(iii) The Book Value of property distributed to a Member shall be adjusted to equal the Fair Market Value of such property as of the date of such distribution; and

(iv) The Book Value of all property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulations Section 1.734-2(b)(1)), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (vi) of the definition of Profits and Losses or Section 5.4(h); provided, however, that the Book Value of property shall not be adjusted pursuant to this clause (iv) to the extent that the Board determines that an adjustment pursuant to clause (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Book Value of property has been determined or adjusted pursuant to clauses (i), (ii) or (iv) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits, Losses and other items allocated pursuant to Section 5.3 through Section 5.6.

"***Business Day***" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in Austin, Texas are authorized by Law to close.

"***Capital Account***" means the Capital Account established and maintained for each Member pursuant to Section 4.4.

"***Capital Contribution***" means, with respect to any Member, the amount of money and the initial Book Value of any property (other than money) contributed to the Company by the Member pursuant to Article 4. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution of its predecessors in interest to the extent the Capital Contribution was made in respect of the Units transferred to such Member.

"***Certificate***" means the Certificate of Formation of the Company filed with the Texas Secretary of State on December 6, 2016.

"***Code***" means the Internal Revenue Code of 1986.

"***Common Member***" means any Member holding Common Units.

"***Control***", including the correlative terms "***Controlling***", "***Controlled by***" and "***Under Common Control with***", means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract, trust or otherwise) of a Person. For the purposes of the preceding sentence, control shall be deemed to exist when a Person possesses, directly or indirectly, through one or more intermediaries, (i) in the case of a corporation or other entity (including a limited liability company), more than 50% of the outstanding voting securities thereof having the power to elect a majority of the board of directors or other Persons performing similar functions; or (ii) in the case of a partnership (including a limited partnership), the power to designate the general partner.

"***Covered Audit Adjustment***" means an adjustment to any partnership-related item (within the meaning of Section 6241(2)(B) of the Code) to the extent such adjustment results in an "imputed underpayment" as described in Section 6225(b) of the Code or any analogous provision of state or local law.

"***Deemed Liquidation Event***" means (i) a merger, consolidation or reorganization of the Company in which the holders of the outstanding Units immediately prior to such transaction will hold less than a majority of the voting power of the surviving or acquiring company's outstanding Equity Securities immediately after such transaction or (ii) a sale of all or substantially all of the assets of the Company or the exclusive licensing of all or substantially all of the Company's intellectual property in a single transaction or series of related transactions; *provided,* that the treatment of any transaction or series of related transactions as a Deemed Liquidation Event may be waived with the prior written consent of the Requisite Preferred Holders.

"***Depreciation***" means, for each Allocation Period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to property for such Allocation Period, except that (i) with respect to any such property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes and which difference is being eliminated by use of the "remedial method" pursuant to Treasury Regulation Section 1.704-3(d), Depreciation for such Allocation Period shall be the amount of book basis recovered for such Allocation Period under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and (ii) with respect to any other such property the Book Value of which differs from its adjusted tax basis for U.S. federal income tax purposes at the beginning of such Allocation Period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Period bears to such beginning adjusted tax basis; provided, however, that, if the adjusted tax basis of any property at the beginning of such Allocation Period is zero dollars ($0.00), Depreciation with respect to such property shall be determined with reference to such beginning value using any reasonable method selected by the Board.

"***Economic Risk of Loss***" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

"***Eligible Investor***" means a Person (i) who is an accredited investor (as defined under Rule 501 of Regulation D of the Securities Act) or (ii) who demonstrates to the reasonable satisfaction of the Company that the issuance of the applicable Securities to such Person would be exempt from the registration requirements of applicable state and federal securities laws.

"***Equity Securities***" means any Units or similar security, including (i) securities containing equity features and securities containing profit participation features, or any security convertible or exchangeable, with or without consideration, into or for any Units or similar security, or any security carrying any warrant or right to subscribe for or purchase any Units or similar security, or any such warrant or right to subscribe for or purchase shares, interests, participations or other equivalents, and (ii) common shares, preferred shares, membership interests in a limited liability company, limited or general partner interests in a partnership, interests in a trust, interests in joint ventures, interests in other unincorporated organizations or any other equivalent of such ownership interest.

"***Exchange Act***" means the Securities Exchange Act of 1934 and any successor statute, as amended from time to time, and the rules and regulations promulgated by the SEC thereunder.

"***Excluded Issuance***" means any issuance of Units or other Securities by the Company or any of its Subsidiaries, upon Board approval and, if applicable, approval of the Requisite Holders as provided in Section 9.1, (i) as a dividend or distribution on the Units; (ii) by reason of a subdivision or reorganization (by any unit split, unit dividend, combination, recapitalization or otherwise) of the Units; (iii) pursuant to any written profits interest, stock option, stock purchase, stock incentive, stock appreciation right, restricted stock, restricted stock unit or other similar plan or arrangement (including, for the avoidance of doubt, the Incentive Plan) issued in accordance with this Agreement; (iv) to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction; (v) to third party suppliers or third party service providers in connection with the provision of goods or services; (vi) pursuant to the acquisition of another limited liability company, corporation or other entity by the Company by merger, purchase of substantially all of the assets or other reorganization or business combination; or (vii) in connection with collaboration, license, development, marketing or other similar agreements, including joint ventures, partnerships, strategic alliances or similar transactions.

"***Fair Market Value***" means (i) with respect to a particular security that is traded and reported in the manner and period described in clauses (A) or (B) below, determined on any given day, (A) the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and asked prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading, or (B) if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by two members of the Financial Industry Regulatory Authority selected from time to time by the Company for that purpose; provided, however, that, notwithstanding anything to the contrary in the foregoing provisions of this clause (i), if the date for which the Fair Market Value is determined is the first day when trading for such security is reported on a national securities exchange, the Fair Market Value shall be the "price to public" or equivalent set forth on the cover page for the final prospectus relating

to the initial public offering of such security or (ii) with respect to any property not described in clause (i), the fair market value of such property determined by the Board, in good faith, which determination shall be binding absent fraud. All such determinations shall be equitably adjusted for any subdivision or reorganization of the Units (by any unit splits, unit dividends, combinations, recapitalizations, or otherwise) or similar transactions during such period.

"***Fiscal Year***" means the fiscal year of the Company, which will end on December 31 of each year or on such other date as determined by the Board, in each case only if such year is permitted by the Code as the taxable year of the Company.

"***Founder***" means each of Allison Davidson and Jeffrey Davidson.

"***Founding Member***" means Camp Gladiator, Inc., a Texas corporation, and each Member that holds Units pursuant to a Permitted Transfer from such Person.

"***GAAP***" means United States generally accepted accounting principles and policies as in effect from time to time.

"***Incentive Plan***" means the CG Consolidated 2021 Profit Sharing Plan, the Notice of Grant of Profit Sharing Rights, including the Profit Sharing Rights Agreement, in each case as approved by the Board following the Effective Date (including at least one of the Series A Managers).

"***Initial Public Offering***" means the initial sale of Units pursuant to an effective registration statement under the Securities Act (other than a registration statement on Form S-8, Form S-4 or any successor forms).

"***Involuntary Transfer***" means a Transfer resulting from the death of a Person or another involuntary Transfer ordered by a court of competent jurisdiction (including in connection with a divorce or bankruptcy proceeding).

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a governmental agency or authority.

"***Majority Interest***" means the Members holding a majority of the issued and outstanding Units.

"***Member***" means any Person executing this Agreement as of the Effective Date or thereafter admitted to the Company as a Member as provided in this Agreement, but such term does not include any Person who has ceased to be a Member in the Company as provided in Section 3.1(c).

"***Member Nonrecourse Debt***" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"***Member Nonrecourse Debt Minimum Gain***" has the meaning assigned to the term "partner nonrecourse debt minimum gain" set forth in Treasury Regulation Section 1.704-2(i)(2).

"***Member Nonrecourse Deduction***" has the meaning assigned to the term "partner nonrecourse deduction" in Treasury Regulation Section 1.704-2(i)(1).

"***Membership Interest***" means the interest of a Member, in its capacity as such, in the Company, including rights to distributions (liquidating or otherwise), allocations, information, and all other rights, benefits and privileges enjoyed by that Member (under the TBOC, the Certificate, this Agreement or otherwise) in its capacity as a Member, and all obligations, duties and liabilities imposed on that Member (under the TBOC, the Certificate, this Agreement, or otherwise) in its capacity as a Member.

"***Minimum Gain***" has the meaning assigned to the term "partnership minimum gain" in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

"***Nonrecourse Deduction***" has the meaning assigned to that term in Treasury Regulation Section 1.704-2(b)(1).

"***Partnership Representative***" has the meaning assigned to that term in Section 6223 of the Code and any "designated individual," if applicable, as defined in the Treasury Regulations promulgated thereunder (including, in each case, any similar capacity or role under relevant state or local law).

"***Percentage Interest***" means, with respect to any Member, the percentage equal to the aggregate number of Common Units and Preferred Units held by such Member divided by the aggregate number of Common Units and Preferred Units held by all of the Members.

"***Permitted Transfer***" means (i) any Involuntary Transfer, (ii) any Transfer to an Affiliate of such Person or (iii) any Transfer by a Member to such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such Person ("***Family Members***"), or a trust under which such Member and/or Family Members or such Member are the sole beneficiaries, or a charitable remainder trust the income from which will be paid to such Member or Family Members of such Member during their lifetime, or a corporation, partnership or limited liability company, the stockholders, partner or members of which are only such Member and/or Family Members of such Member; *provided* that any such Transfer shall only constitute a Permitted Transfer for so long as the Transferee retains the relationship that caused such Transfer to be a Permitted Transfer and no consideration is actually paid in connection with such Transfer.

"***Person***" means any natural person, limited liability company, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, and any governmental agency or authority.

"***Preferred Member***" means any Member holding Preferred Units.

"***Profits***" or "***Losses***" means, for each Allocation Period, an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(i) any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" or "Losses" shall be added to such taxable income or loss;

(ii) any expenditures of the Company described in Code Section 705(a)(2)(B), or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" or "Losses" shall be subtracted from such taxable income or loss;

(iii) in the event the Book Value of any asset is adjusted pursuant to clause (ii) or (iii) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 5.4 be taken into account for purposes of computing Profits or Losses, as applicable;

(iv) gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Period;

(vi) to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses, as applicable; and

(vii) any items that are allocated pursuant to Section 5.4 shall not be taken into account in computing Profits and Losses, but the amounts of the items of income, gain, loss or deduction available to be specially allocated pursuant to Section 5.4 will be determined by applying rules analogous to those set forth in clauses (i) through (vi) above.

"***Forced Distribution Election Notice***" means a written notice from the Requisite Preferred Holders requesting that the Company distribute the remaining Unpaid Series A Liquidation Preference of the outstanding Series A Preferred Units pursuant to Article 8.

"***Qualified Public Offering***" means any firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act, or any comparable statement under any similar federal statute then in force, covering the offer and sale of Equity Securities of the Company (or its successor) at a price per unit that is at least three times the Series A Original Issue Price and with aggregate offering proceeds to the Company (or its successor) of at least $50,000,000 (without deducting underwriting discounts, expenses and commissions).

"***Requisite Preferred Holders***" means the holders of a majority of the Series A Preferred Units then outstanding. If the approval of the Requisite Preferred Holders is required by any provision of this Agreement, such provision shall require the affirmative vote at a meeting or the written consent of the Requisite Preferred Holders, voting or consenting (as the case may be) separately as a series.

"***Reserves***" means funds set aside or amounts allocated to reserves which shall be maintained in amounts deemed sufficient in the judgment of the Board for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"***SEC***" means the Securities and Exchange Commission of the United States.

"***Securities***" means (a) Equity Securities, (b) debt securities with equity features, (c) securities directly or indirectly exercisable for, or convertible into, Equity Securities or debt securities with equity features or (d) phantom securities or rights whose value fluctuates based upon changes in the value of any of the foregoing, or changes in the terms of any of the foregoing.

"***Securities Act***" means the Securities Act of 1933 and any successor statute, as amended from time to time, and the rules and regulations promulgated by the SEC thereunder.

"***Series A Liquidation Preference***" means, with respect to each Series A Preferred Unit, an amount equal to (i) until the fifth anniversary of the Series A Original Issue Date, 1.5 times the Series A Original Issue Price, (ii) on or after the fifth anniversary of the Series A Original Issue Date until the tenth anniversary of the Series A Original Issue Date, 2.0 times the Series A Original Issue Price and (iii) on or after the tenth anniversary of the Series A Original Issue Date, 2.5 times the Series A Original Issue Price.

"***Series A Original Issue Date***" means the date on which the first Series A Preferred Unit is issued.

"***Series A Original Issue Price***" means $1.00 per Series A Preferred Unit, which shall be equitably adjusted for any subdivision or reorganization of the Units (by any unit splits, unit dividends, combinations, recapitalizations or otherwise) or other similar transactions with respect to such Series A Preferred Units after the issuance of such Series A Preferred Units.

"***Subsidiary***" means (i) any corporation or other entity (including a limited liability company) a majority of the shares or other ownership interests (including membership interests) of which having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is at the time owned, directly or indirectly, by the Company or any direct or indirect Subsidiary of the Company or (ii) a partnership (including a limited partnership) in which the Company or any direct or indirect Subsidiary of the Company is a general partner.

"***Tax Distribution***" means, with respect to any Member for any Fiscal Year, the excess, if any, of (a) the Assumed Tax Liability of such Member for such Fiscal Year, over (b) the amount of distributions made to such Member pursuant to Section 5.1 during such Fiscal Year.

"***Tax Distribution Date***" means, with respect to each Fiscal Year, the first April 15 following the end of such Fiscal Year.

"***TBOC***" means the Texas Business Organizations Code and any successor statute, as amended from time to time.

"***Transfer***", including the correlative terms "***Transferring***" or "***Transferred***", means any direct or indirect transfer, assignment, sale, gift, pledge, hypothecation or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of law), of Units (or any interest (pecuniary or otherwise) therein or right thereto), including (i) derivative or similar transactions or arrangements whereby a portion or all of the voting or economic interest in, or risk of loss or opportunity for gain with respect to, Units are transferred or shifted to another Person, and (ii) in the case of Units held by any Affiliate of a Person that is a trust, partnership, limited liability company, corporation or other entity, the appointment of a trustee, general partner, managing member or similar action that would result in such Person ceasing to Control such entity.

"***Treasury Regulations***" means final or temporary regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code, as they may be amended from time to time.

"***Unpaid Series A Liquidation Preference***" means, with respect to a holder of Series A Preferred Units, as of the time of determination, the excess, if any, of (i) the Series A Liquidation Preference of such holder's Series A Preferred Units as of such time over (ii) the aggregate amount of prior distributions made by the Company to such holder pursuant to Section 5.1, Section 8.1 and Section 12.2(c)(iii) in respect of such Series A Preferred Units. For

the avoidance of doubt, in no event shall the Unpaid Series A Liquidation Preference be less than $0.00.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	**Section**
Additional Member	Section 3.1(b)
Affected Member	Section 4.4(b)
authorized person	Section 7.5(a)
Board	Section 7.1
Chairman	Section 7.2(a)(iii)
Common Managers	Section 7.2(a)(i)
Common Units	Section 3.2(a)(i)
Company	Preamble
Company Notice	Section 6.3(b)
Company Offered Units	Section 3.3(a)
Damages	Section 10.2
Dissolution Event	Section 12.1(a)
Drag-Along Person	Section 6.5(a)
Effective Date	Preamble
Electing Purchaser	Section 3.3(c)
Election Period	Section 3.3(b)
Eligible Purchaser	Section 3.3(a)
Existing Agreement	Recitals
Forced Distribution Date	Section 8.1
Forced Distribution Right	Section 8.1
Former Manager	Section 7.2(b)
Initial Members	Section 3.1(a)
Initial Founder Repurchase	Recitals
Initial Series A Financing Closing	Recitals
IPO Recapitalization	Section 6.7(a)
IPO Reorganization	Section 6.7(a)
Managers	Section 7.1
Negotiation Notice	Section 6.9
Negotiation Period	Section 6.9
Non-Electing Purchaser	Section 3.3(c)
Offered Price	Section 6.3(a)
Offer Notice	Section 3.3(b)
Officers	Section 7.5(a)
Overallotment Notice	Section 3.3(c)
Participating Member	Section 6.4(a)
Payment Date	Section 8.3
Preferred Units	Section 3.2(a)(i)
Proceeding	Section 10.2
Proportionate Share	Section 6.3(c)
Proposed Co-Sale Transfer	Section 6.4(b)

Term	**Section**
Proposed Purchaser	Section 3.3(a)
Proposed Transferee	Section 6.3(a)
Public Entity	Section 6.7(a)
Registrable Securities	Section 6.8
Renounced Business Opportunity	Section 9.4(a)
Repurchase Notice	Section 8.3
Requesting Investor	Section 3.3(b)
ROFO Best Offer	Section 6.9
Seller	Section 6.3(a)
Seller's Notice	Section 6.3(a)
Series A Managers	Section 7.2(a)(i)
Series A Preferred Units	Section 3.2(b)(i)
Series A Purchase Agreement	Recitals
Third-Party Buyer	Section 6.5(a)
Transfer Units	Section 6.3(a)
Units	Section 3.2(a)(i)

Section 1.2 ***Construction.*** Unless the context requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (b) references to Articles and Sections are to articles and sections of this Agreement; (c) references to Exhibits and Schedules are to exhibits and schedules attached to this Agreement, each of which is made a part of this Agreement for all purposes; (d) references to money are to legal currency of the United States of America; (e) the word "or" shall not be exclusive and (f) the word "including" means "including without limitation".

ARTICLE 2
ORGANIZATION

Section 2.1 ***Continuation.*** The rights and obligations of the Members will be determined pursuant to the TBOC and this Agreement. To the extent that there is any conflict or inconsistency between any provision of this Agreement and any non-mandatory provision of the TBOC, the provisions of this Agreement control and take precedence.

Section 2.2 ***Name.*** The name of the Company is "CG Consolidated, LLC", and all Company business must be conducted in that name or such other name or names that comply with Law and as the Board may select.

Section 2.3 ***Registered Office; Registered Agent; Principal Office; Other Offices.*** The registered office of the Company required by the TBOC to be maintained in the State of Texas shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate in the manner provided by Law. The registered agent of the Company in the State of Texas shall be the initial registered agent named in the Certificate or such other Person or Persons as the Board may designate in the manner provided by Law. The principal office of the Company shall be at such place as the Board may designate, which need not be in the State of Texas. The Company may have such other offices as the Board may designate.

Section 2.4 ***Purposes.*** The purposes of the Company are to engage in any lawful business or activity which a limited liability company may carry on under the TBOC.

Section 2.5 ***Foreign Qualification.*** Prior to the Company's conducting business in any jurisdiction other than the State of Texas, to the extent that the nature of the business conducted requires the Company to qualify as a foreign limited liability company under the Law of that jurisdiction, the Company shall satisfy all requirements necessary to so qualify. At the request of the Company, each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are reasonably necessary or appropriate to qualify or continue the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business (*provided, however*, that no Member will be required to file any general consent to service of process or to qualify as a foreign entity in any jurisdiction in which it is not already so qualified), or to cancel or terminate such qualification, and each Member hereby grants each Officer of the Company a limited power-of-attorney to execute any such documents on its behalf.

Section 2.6 ***Term.*** The existence of the Company commenced upon the filing of Certificate of Formation with the Secretary of State of the State of Texas on December 6, 2016, and the Company shall have a perpetual existence unless and until dissolved, wound up and terminated in accordance with Article 12.

Section 2.7 ***No State Law Partnership.*** The Members do not intend for the Company to be a partnership (including a limited partnership) or joint venture, and no Member shall be a partner or joint venturer of any other Member by reason of this Agreement for any purpose other than for U.S. federal and state income tax purposes, and this Agreement shall not be interpreted to provide otherwise.

Section 2.8 ***Title to Company Assets.*** Title to the Company's assets, whether real, personal or mixed and whether tangible or intangible, shall be vested in the Company as an entity, and no Member, Manager or Officer, individually or collectively, shall have any ownership interest in the Company's assets or any portion thereof.

Section 2.9 ***Subsidiaries.*** Subject to Section 9.1, the Company may organize and capitalize one or more Subsidiaries, in addition to any Subsidiaries in existence as of the Effective Date, for the purpose of carrying out the purposes of the Company described in Section 2.4. The Officers and Managers shall manage each Subsidiary; *provided, however*, that, subject to Section 7.2(g) and Section 7.5(c), no Officer or Manager shall be entitled to any fees, including management, performance or incentive fees, by reason of such Officer's or Manager's management of a Subsidiary. The operating results of each Subsidiary shall be aggregated with the operating results of the Company for purposes of determining distributions and allocations pursuant to this Agreement.

ARTICLE 3
MEMBERS; UNITS

Section 3.1 ***Members*.**

(a) Initial Members. As of the Effective Date, each of the Persons whose name is set forth on Schedule 1 (Members Holding Preferred Units) and Schedule 2 (Members Holding Common Units) (the "***Initial Members***") was admitted to the Company as a Member upon such Person's execution and delivery to the Company of this Agreement.

(b) Additional Members. In addition to the Initial Members, the following Persons shall be deemed to be Members and shall be admitted as Members without any further action by the Company, the Board or any Member: (i) any Person to whom Units are Transferred by a Member so long as such Transfer is made in compliance with this Agreement and any other agreements applicable to such Units and (ii) any Person to whom the Company issues Units after the Effective Date so long as such issuance is made in compliance with this Agreement, in each case of clause (i) and (ii), upon such Person's execution and delivery to the Company of an Adoption Agreement and such other agreements required hereunder or otherwise reasonably required by the Board (each, an "***Additional Member***"). Admission of an Additional Member shall become effective on the date such Person's name is recorded on the books and records of the Company, at which time Schedule 1 or Schedule 2, as applicable, shall be updated to include each such Additional Member as a Member.

(c) Cessation of Members. Any Person admitted or deemed admitted as a Member pursuant to Section 3.1(a) or Section 3.1(b) shall cease to have the rights of a Member under this Agreement at the time that such Person is no longer a record owner of any Units, but such Person shall remain bound by Section 5.8 and Section 9.3 and by the terms of any other applicable agreements with the Company. A Person may not voluntarily resign as a Member in any other manner prior to a Dissolution Event.

Section 3.2 ***Units*.**

(a) Units; Unit Certificates.

(i) The Membership Interests of the Company have been divided into two classes of units referred to as "***Preferred Units***" and "***Common Units***." The Preferred Units and Common Units are collectively referred to herein as the "***Units***." To the extent any number of Units is set forth in this Agreement, such number of Units shall be equitably adjusted for any subdivision or reorganization of the Units (by any unit splits, unit dividends, combinations, recapitalizations or otherwise) or similar transactions.

(ii) The Units shall initially be uncertificated. The Board may determine that the Units shall be certificated, in which case the Units shall be represented by certificates in such form as the Board shall from time to time approve, recorded in a register thereof maintained by the Company and subject to rules for the issuance thereof as the Board may from time to time

reasonably determine. If a mutilated Unit certificate is surrendered to the Company, or if a Member claims and submits an affidavit or other evidence reasonably satisfactory to the Company to the effect that the Unit certificate has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Unit certificate. If required by the Company, such Member shall, prior to the issuance of such replacement Unit certificate, provide an indemnity bond, or other form of indemnity, sufficient in the reasonable judgment of the Company to protect the Company against any loss which may be suffered. The Company may charge such Member for its reasonable out-of-pocket expenses in replacing a Unit certificate which has been mutilated, lost, destroyed or wrongfully taken.

(b) Unit Designations; Issuances.

(i) 25,000,000 Preferred Units designated as "***Series A Preferred Units***" are authorized for issuance to the Initial Members. Additional Preferred Units may be authorized for issuance by the Company upon approval of the Board and, if applicable, the Requisite Preferred Holders as provided in Section 9.1, in which event this Agreement shall be amended to include the terms of such additional Preferred Units (such amendment to be approved by the Board and, if applicable, the Requisite Preferred Holders as provided in Section 9.1). As of the Effective Date (after giving effect to the consummation of the Initial Series A Financing Closing), the applicable Initial Members hold a total of 7,600,000 Series A Preferred Units. Schedule 1 sets forth the relative ownership and actual or deemed initial Capital Contributions of the Preferred Members immediately following the consummation of the Initial Series A Financing Closing. Schedule 1 shall be amended from time to time to reflect the names and addresses of the Preferred Members, the aggregate number of each series of Preferred Units held by each such Preferred Member, and the aggregate Capital Contributions of each such Preferred Member.

(ii) 65,000,000 Common Units are authorized for issuance to the Initial Members. Additional Common Units may be authorized for issuance by the Company upon approval of the Board and, if applicable, the Requisite Preferred Holders as provided in Section 9.1. As of the Effective Date (after giving effect to the Initial Founder Repurchase), the applicable Initial Members hold a total of 63,000,000 Common Units. Schedule 2 sets forth the relative ownership and actual or deemed initial Capital Contributions of the Common Members immediately following the Initial Founder Repurchase. Schedule 2 shall be amended from time to time to reflect the names and addresses of the Common Members, the aggregate number of Common Units held by each such Common Member, and the aggregate Capital Contributions of each such Common Member.

(c) Voting Rights. The Members shall have no right to vote on any matter, except as specifically set forth in this Agreement or as may be required under the TBOC. On any

matter requiring the approval of the members of the Company, each Common Member shall have one (1) vote per Common Unit held of record by such Common Member, and each Preferred Member shall have one (1) vote per Preferred Unit held of record by such Preferred Member. Except as may otherwise be required by Law or as provided in this Agreement, the Common Members and the Preferred Members shall vote together as a single class on all matters requiring the approval of the members of the Company.

Section 3.3 ***Preemptive Rights***.

(a) If the Company or any of its Subsidiaries proposes to issue or sell any additional Units or other Securities, excluding any Excluded Issuance (collectively, the "***Company Offered Units***"), to any Person (the "***Proposed Purchaser***"), each Eligible Investor (each, an "***Eligible Purchaser***") shall have the right to purchase its Percentage Interest of the Company Offered Units as provided below in Section 3.3(b).

(b) The Company shall give each Eligible Purchaser at least thirty (30) days' prior written notice of any proposed issuance of Company Offered Units (the "***Offer Notice***"), which notice shall set forth in reasonable detail the proposed price, terms and conditions and timing thereof, and shall offer to each Eligible Purchaser the opportunity to purchase all or any portion of its Percentage Interest (calculated as of the date of such notice) of the Company Offered Units at the same price, on the same terms and conditions and at the same time as the Company Offered Units are proposed to be issued by the Company or the applicable Subsidiary of the Company. If any Eligible Purchaser wishes to exercise its preemptive rights, it must do so by delivering written notice to the Company within thirty (30) days after the receipt of the Offer Notice (the "***Election Period***"). Each Eligible Purchaser's notice shall state the number of Company Offered Units such Eligible Purchaser (each a "***Requesting Investor***") would like to purchase up to a maximum amount equal to such Requesting Investor's Percentage Interest of the Company Offered Units.

(c) Any Company Offered Units that are not purchased by the Eligible Purchasers pursuant to the provisions of this Section 3.3 may be sold by the Company or the applicable Subsidiary of the Company to any other Person without further compliance with the provisions of this Section 3.3 at a price not less than the issuance price described in the relevant Offer Notice and on the same terms and conditions as described in the relevant Offer Notice at any time during the 90-day period following the expiration of the Election Period. Thereafter, the Company and its Subsidiaries shall be required to comply again with the requirements of this Section 3.3 with respect to any issuance of any Company Offered Units.

(d) The rights granted in this Section 3.3 shall terminate upon the consummation of a Qualified Public Offering or a Deemed Liquidation Event.

Section 3.4 ***No Other Persons Deemed Members***. Unless admitted or deemed admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of law or otherwise) shall be, or shall be considered, a Member. The Company may elect to deal only with Persons so admitted as Members (including their duly authorized representatives). Any distribution by the Company to the Person shown on the Company's records as a Member, or to its legal representatives, shall relieve the Company of all liability to any other Person who may

have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

Section 3.5 ***No Liability of Members.*** Except as otherwise provided under the TBOC, the debts, liabilities, contracts and other obligations of the Company (whether arising in contract, tort or otherwise) shall be solely the debts, liabilities, contracts and other obligations of the Company, and no Member in its capacity as such shall be liable personally (a) for any debts, liabilities, contracts or any other obligations of the Company, except to the extent and under the circumstances set forth in any non-modifiable or non-waivable provision of the TBOC or in any separate written instrument signed by the applicable Member, or (b) for any debts, liabilities, contracts or other obligations of any other Member. No Member shall have any responsibility to contribute to or in respect of the debts, liabilities, contracts or other obligations of the Company or to return distributions made by the Company, expect as expressly provided herein or required by any non-modifiable or non-waivable provision of the TBOC.

ARTICLE 4
CAPITAL CONTRIBUTIONS

Section 4.1 ***Capital Contributions.*** As of the Effective Date and after giving effect to the Initial Series A Financing Closing and the Initial Founder Repurchase, each Initial Member has made (or has been deemed to have made) the initial Capital Contributions set forth on Schedule 1 and Schedule 2. No Member has any obligation to make any additional Capital Contribution to the Company.

Section 4.2 ***Return of Capital Contributions.*** Except as provided in Article 5, a Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

Section 4.3 ***Advances by Members.*** Any Member may, with the consent of the Board (including the affirmative approval of at least one (1) of the Series A Managers pursuant to Section 7.2(i)), advance (as a loan and not as a Capital Contribution) monies to or on behalf of the Company on such terms as the Board and such Member mutually agree.

Section 4.4 ***Capital Accounts***.

(a) A separate Capital Account will be established and maintained for each Member in accordance with the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv). Each Member's Capital Account (i) will be increased by: (A) the amount of money contributed by such Member to the Company including, to the extent applicable, pursuant to Section 4.4(b); (B) the initial Book Value of property contributed by such Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (C) allocations to such Member of Profits pursuant to Section 5.3 and any other items of income and gain allocated to such Member pursuant to Section 5.4; and (D) any other increases allowed or required by Treasury Regulation

Section 1.704-1(b)(2)(iv); and (ii) will be decreased by: (A) the amount of money distributed to such Member by the Company; (B) the Book Value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (C) allocations to such Member of Losses pursuant to Section 5.3 and any other items of deduction and loss allocated to such Member pursuant to Section 5.4; and (D) any other decreases allowed or required by Treasury Regulation Section 1.704-1(b)(2)(iv). A Member that has more than one class or series of Units shall have a single Capital Account that reflects all such Units; provided, however, that the Capital Accounts shall be maintained in such manner as will facilitate a determination of the portion of each Capital Account attributable to each class or series of Units.

(b) If any Company Level Tax (i) for purposes of maintaining Capital Accounts and allocating Profits and Losses, is treated as an expense of the Company, and (ii) for purposes of Article 5, relates to one or more Members (each such Member, an "***Affected Member***") and is recoverable from such Affected Members in accordance with Section 5.8, then to the extent that the Board determines it is appropriate for purposes of properly maintaining Capital Accounts (including by avoiding duplicative reductions thereto), the Company (A) shall allocate the expense with respect to such tax to the Affected Members in accordance with Section 5.4(i), (B) to the extent the Company recovers the Company Level Tax by payment from the Affected Members (whether directly or in repayment of a deemed loan), shall increase the Affected Members' Capital Accounts by the amount of such payment in accordance with clause 4.4(a)(i)(A) (notwithstanding that, for all other purposes of this Agreement, the amount of such payment shall not be treated as a Capital Contribution and shall not reduce the amount that the Affected Members are otherwise obligated to contribute to the Company), and (C) to the extent the Company recovers the Company Level Tax by reducing the distributions to which the Affected Members would otherwise be entitled to receive, shall not reduce the Capital Account of the Affected Members by the amount of the distributions that were offset (notwithstanding that for purposes of Article 5, the amount of such distributions that were offset will be treated as having been distributed to the Affected Members).

(c) In the event of a permitted Transfer of a Membership Interest, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the Transferred Membership Interest in accordance with Section 1.704-1(b)(2)(iv)(l) of the Treasury Regulations.

(d) Except as otherwise required by the TBOC, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

ARTICLE 5
DISTRIBUTIONS; ALLOCATIONS

Section 5.1 ***Regular Distributions***.

(a) Subject to Section 5.2, Article 8 and Section 12.2(c), Available Cash and other property shall be distributed to the Members solely at such times and in such amounts as shall be approved by the Board; *provided, however*, that any Available Cash arising out of a Deemed Liquidation Event shall be distributed in accordance with Section 12.2(c)(iii). The

cumulative amount of Available Cash and, if applicable, such other property determined by the approval of the Board to be available for distribution under this Section 5.1 shall be distributed to the Preferred Members and Common Members pro rata in proportion to their relative Percentage Interests (determined as of the date of the distribution).

Section 5.2 ***Tax Distributions***. Notwithstanding anything to the contrary in this Article 5, the Company shall, subject to the availability of Available Cash, make cash distributions to each Member on the Tax Distribution Date with respect to each Fiscal Year to the extent of the required Tax Distribution, if any, of such Member for such Fiscal Year; *provided, however*, the Company may, upon election by the Board in its sole discretion, make such cash distributions on a quarterly basis based upon estimates of the required Tax Distribution in a manner sufficient to permit the Members to satisfy their respective quarterly estimated tax payment obligations. All quarterly tax distributions to a Member shall be treated as an advance of, and shall offset, the cash distribution payable to the Member (pursuant to this Section 5.2) on the next Tax Distribution Date. Any distributions made pursuant to this Section 5.2 to a Member shall be treated as an advance payment of, and shall on a dollar-for-dollar basis reduce, the amounts otherwise distributable to such Member pursuant to Section 12.2(c)(iii) or distributable to such Member pursuant to Section 8.1, as applicable, in subsequent distributions or payments.

Section 5.3 ***Allocations of Profits or Losses***. After giving effect to the allocations pursuant to Section 5.4, Profits and Losses (and, to the extent reasonably determined necessary and appropriate by the Board to achieve the resulting Capital Account balances described below, any allocable items of gross income, gain, loss and deduction includable in the computation of Profits and Losses) for each Allocation Period shall be allocated among the Members during such Allocation Period, in such a manner as shall cause the Capital Accounts of the Members (as adjusted to reflect the allocations under Section 5.4 and all distributions through the end of such Allocation Period) to equal, as nearly as possible, (a) the amount such Members would receive if all assets of the Company on hand at the end of such Allocation Period were sold for cash equal to their Book Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Book Value of the property securing such liabilities), and all remaining or resulting cash was distributed to the Members (i) in accordance with Section 12.2(c)(iii) (in the event this Section 5.3 is being applied (1) in connection with a Deemed Liquidation Event or Dissolution Event or (2) in the year during which the Forced Distribution Right is exercised or any year thereafter) or (ii) in accordance with Section 5.1 (in the event this Section 5.3 is not being applied (x) in connection with a Deemed Liquidation Event or Dissolution Event or (y) in the year during which the Forced Distribution Right is exercised or any year thereafter), in each case, minus (b) such Member's share of Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.

Section 5.4 ***Special Allocations***. The following allocations shall be made in the following order:

(a) Nonrecourse Deductions shall be allocated to the Members as determined by the Board, to the extent permitted by the Treasury Regulations.

(b) Member Nonrecourse Deductions attributable to Member Nonrecourse Debt shall be allocated to the Members bearing the Economic Risk of Loss for such Member Nonrecourse Debt as determined under Treasury Regulation Section 1.704-2(b)(4). If more than one Member bears the Economic Risk of Loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the Economic Risk of Loss. This Section 5.4(b) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(c) Notwithstanding any other provision hereof to the contrary, if there is a net decrease in Minimum Gain for an Allocation Period (or, if there was a net decrease in Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.4(c)), items of income and gain shall be allocated to each Member in an amount equal to such Member's share of the net decrease in such Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(g)(2)). This Section 5.4(c) is intended to constitute a minimum gain chargeback under Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(d) Notwithstanding any provision hereof to the contrary except Section 5.4(c) (dealing with Minimum Gain), if there is a net decrease in Member Nonrecourse Debt Minimum Gain for an Allocation Period (or, if there was a net decrease in Member Nonrecourse Debt Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior Allocation Periods to allocate among the Members under this Section 5.4(d)), items of income and gain shall be allocated to each Member in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(i)(4)). This Section 5.4(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e) Notwithstanding any provision hereof to the contrary except Section 5.4(a) and Section 5.4(b), no Losses or other items of loss or deduction shall be allocated to any Member to the extent that such allocation would cause such Member to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit balance in its Adjusted Capital Account) at the end of such Allocation Period. All Losses and other items of loss and deduction in excess of the limitation set forth in this Section 5.4(e) shall be allocated to the Members who do not have a deficit balance in their Adjusted Capital Accounts in proportion to their relative positive Adjusted Capital Accounts but only to the extent that such Losses and other items of loss and deduction do not cause any such Member to have a deficit in its Adjusted Capital Account.

(f) Notwithstanding any provision hereof to the contrary except Section 5.4(c) and Section 5.4(d) (dealing with Minimum Gain and Member Nonrecourse Debt Minimum Gain, respectively), a Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) shall be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Allocation Period) in an amount and manner sufficient to eliminate any deficit balance in such Member's Adjusted Capital Account as quickly as possible; *provided, however*, that an allocation pursuant to this Section 5.4(f) shall be made only if and to the extent

that such Member would have deficit Adjusted Capital Account balance after all other allocations provided for in Section 5.3, Section 5.4, and Section 5.5 have been tentatively made as if this Section 5.4(f) were not in this Agreement. This Section 5.4(f) is intended to constitute a qualified income offset under Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(g) In the event that any Member has a deficit balance in its Adjusted Capital Account at the end of any Allocation Period, such Member shall be allocated items of Company gross income and gain in the amount of such deficit as quickly as possible; *provided, however*, that an allocation pursuant to this Section 5.4(g) shall be made only if and to the extent that such Member would have a negative balance in its Adjusted Capital Account after all other allocations provided for in Section 5.3, Section 5.4, and Section 5.5 have been tentatively made as if Section 5.4(f) and this Section 5.4(g) were not in this Agreement.

(h) To the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Section 734(b) (including any such adjustment pursuant to Treasury Regulation Section 1.734-2(b)(1)) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to any Member in complete liquidation of such Member's Membership Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be allocated to the Members in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) if such Treasury Regulation Section applies, or to the Member to whom such distribution was made if Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(i) Items of income, gain, loss, expense or credit resulting from a Covered Audit Adjustment shall be allocated to the Members in accordance with the applicable provisions of the Bipartisan Budget Act.

Section 5.5 ***Income Tax Allocations***.

(a) All items of income, gain, loss and deduction for U.S. federal income tax purposes shall be allocated in the same manner as the corresponding item is allocated pursuant to Section 5.3 or Section 5.4, except as otherwise provided in this Section 5.5.

(b) In accordance with Code Section 704(c) and the applicable Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Book Values), income, gain, loss and deduction with respect to any Company property having a Book Value that differs from such property's adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members in order to account for any such difference using the "traditional method" under Treasury Regulation Section 1.704-3(b) or such other method or methods as determined by the Board to be appropriate and in accordance with the applicable Treasury Regulations.

(c) Any (i) recapture of depreciation, or any other item of deduction shall be allocated, in accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1254-5, to the

Members who received the benefit of such deductions (taking into account the effect of remedial allocations), and (ii) recapture of grants or credits shall be allocated to the Members in accordance with applicable Law.

(d) Tax credits of the Company shall be allocated among the Members as provided in Treasury Regulation Sections 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii).

(e) If, as a result of an exercise of a non-compensatory option to acquire a Membership Interest, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(*s*)(3), the Company shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(*x*).

(f) Allocations pursuant to this Section 5.5 are solely for purposes of U.S. federal, state and local taxes and, except as otherwise specifically provided, shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

Section 5.6 ***Other Allocation Rules***.

(a) All items of income, gain, loss, deduction and credit allocable to a Membership Interest in the Company that may have been Transferred shall be allocated between the transferring Member and the transferee in accordance with a method selected by the Board and permissible under Code Section 706 and the Treasury Regulations thereunder.

(b) The Members' proportionate shares of the "excess nonrecourse liabilities" of the Company, within the meaning of Treasury Regulation Section 1.752-3(a)(3), shall be allocated among the Members in a manner determined by the Board and permissible under the Treasury Regulations.

(c) The definition of Capital Account set forth in Section 4.4(a) and the allocations set forth in Section 5.3, Section 5.4 and Section 5.5 and the preceding provisions of this Section 5.6 are intended to comply with the Treasury Regulations. If the Board determines that the determination of a Member's Capital Account or the allocations to a Member are not in compliance with the Treasury Regulations or should be adjusted as a result of an exercise of remedies pursuant to Section 5.8, the Board is authorized to make any appropriate adjustments.

Section 5.7 ***Limitation Upon Distributions.*** No distribution shall be declared and paid (a) unless, after the distribution is made, the Fair Market Value of the Company's assets is at least equal to all of the Company's liabilities or (b) if the declaration or payment would cause the Company or any of its Subsidiaries to breach any material agreement.

Section 5.8 ***Withholding Authorized.*** Each of the Company and its Subsidiaries may withhold from distributions, allocations or portions thereof if it is required to do so by any applicable Law, and each Member hereby authorizes the Company and its Subsidiaries to withhold or pay on behalf of or with respect to such Member any amount of U.S. federal, state, provincial, local or foreign taxes that the Board determines, in good faith, that the Company or any of its Subsidiaries is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. To the extent that any tax is paid by (or withheld from

amounts payable to) the Company or any of its Subsidiaries and the Board determines, in good faith, that such tax relates to one or more specific Members (including any Company Level Taxes), such tax shall be treated as an amount of taxes withheld or paid with respect to such Member pursuant to this Section 5.8. Any determinations made by the Board pursuant to this Section 5.8 shall be binding upon the Members. For all purposes under this Agreement, any amounts withheld or paid with respect to a Member pursuant to this Section 5.8 shall offset any distributions to which such Member is entitled concurrently with such withholding or payment and shall be treated as having been distributed to such Member pursuant to Section 5.1 or Section 12.2(c)(iii), as applicable, at the time such offset is made. Further, to the extent that the cumulative amount of such withholding or payment for any period exceeds the distributions to which such Member is entitled concurrently with such withholding or payment, the amount of such excess shall be considered a loan from the Company to such Member, with interest accruing at the greater of (1) the applicable underpayment rate for such period, as specified in Section 6621 of the Code and (2) the primary rate of interest then publicly quoted by J.P. Morgan Chase & Co. or, at the request of the Board, the amount of such excess shall be promptly paid to the Company by the Member on whose behalf such withholding is required to be made; *provided, however*, that any such payment shall not be treated as a Capital Contribution and shall not reduce the amount that a Member is otherwise obligated to contribute to the Company. Any such loan shall be satisfied out of distributions to which such Member would otherwise be subsequently entitled (and to the extent satisfied out of such distributions, such amounts shall be treated as distributed to such Member pursuant to Section 5.1 or Section 12.2(c)(iii), as applicable, at the time of such satisfaction) until such loan becomes due and payable in full, which shall occur upon the earlier of (i) the date immediately prior to the date on which the Public Entity first becomes an "issuer" within the meaning of the Sarbanes-Oxley Act of 2002, or (ii) such time as the Board requests that the Member pay such amount to the Company. Each Member hereby unconditionally and irrevocably grants to the Company a security interest in such Member's Units to secure such Member's obligation to pay to the Company any amounts required to be paid pursuant to this Section 5.8. Each Member shall take such actions as the Company may request in order to perfect or enforce the security interest created hereunder. Each Member shall indemnify and hold harmless the Company, the other Members, the Partnership Representative and the Board from and against any liability (including any liability for Company Level Taxes) with respect to income attributable to or distributions or other payments made to such Member. Notwithstanding any other provision of this Agreement, (i) any Person who ceases to be a Member shall be treated as a Member for purposes of this Section 5.8 and (ii) the obligations of a Member pursuant to this Section 5.8 shall survive indefinitely with respect to any taxes withheld or paid by the Company or a Subsidiary of the Company that relate to the period during which such Person was actually a Member, regardless of whether such taxes are assessed, withheld or otherwise paid during such period; *provided, however*, that if the Board determines in its sole discretion that seeking indemnification for Company Level Taxes from a former Member is not practicable, or that seeking such indemnification has failed, then, in either case, the Board may (A) recover any liability for Company Level Taxes from the substituted Member that acquired directly or indirectly the applicable Membership Interest in the Company from such former Member or (B) treat such liability for Company Level Taxes as a Company expense.

ARTICLE 6
TRANSFERS

Section 6.1 ***General Rules.***

(a) No Member may Transfer all or any portion of its Units without (i) obtaining the advance written approval of the Board (except in the case of (A) a Permitted Transfer, (B) a Transfer to the Company or another Member pursuant to Section 6.3, (C) a Transfer by a Participating Member pursuant to Section 6.4 or (D) a Transfer by a Drag-Along Person pursuant to Section 6.5) and (ii) otherwise complying with the terms of this Article 6. Any attempted Transfer that is not in accordance with this Article 6 shall be, and is hereby declared, null and void *ab initio*.

(b) Notwithstanding anything to the contrary in this Agreement, including this Article 6, nothing in this Agreement shall give a Member the right to Transfer any Units if such Member is prohibited from effecting such Transfer by the terms of another agreement to which such Member is bound, but such Member will be obligated to participate in a Transfer under Section 6.5 even if Transfers are prohibited in any other such agreement. In the event of a conflict between this Agreement and any other agreement that may have been entered into by the Company and a Member that contains a right of first refusal, the Company and the Member acknowledge and agree that the terms of this Agreement shall control and the right of first refusal shall be deemed satisfied by compliance with Section 6.3.

(c) No Member shall Transfer all or any of its Units if such Transfer would (i) subject the Company to the reporting requirements of the Exchange Act or (ii) without the prior consent of the Board, cause the Company to lose its status as a partnership for U.S. federal income tax purposes or cause the Company to be classified as a "publicly traded partnership" within the meaning of Code Section 7704.

(d) The Members agree that a breach of the provisions of this Article 6 may cause irreparable injury to the Company and the Members for which monetary damages (or other remedy at law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Person to comply with such provisions and (ii) the uniqueness of the Company's business and the relationship among the Members. Accordingly, the Members agree that the provisions of this Article 6 may be enforced by specific performance, injunction or other equitable relief.

Section 6.2 ***Permitted Transfers.*** A Member may make a Permitted Transfer of all or a portion of its Units without complying with Section 6.3 or Section 6.4.

Section 6.3 ***Right of First Refusal Provisions.***

(a) Except as provided in Section 6.2, a Transfer by a Participating Member pursuant to Section 6.3 or a Transfer pursuant to Section 6.5 or Section 6.7, before any Member (a "***Seller***") may effect a Transfer to any Person (it being understood and agreed that no Member may effect any Transfer without first complying with Section 6.1), such Seller shall deliver to the Company and each other Member a written notice signed by the Seller (the "***Seller's Notice***") stating (i) the Seller's bona fide intention to Transfer Units, (ii) the name and address of each

proposed transferee (each a "***Proposed Transferee***"), (iii) the number and class of Units to be Transferred to each Proposed Transferee (the "***Transfer Units***"), (iv) the bona fide cash price or other consideration per Transfer Unit for which the Seller proposes to Transfer such Units (the "***Offered Price***"), and (v) the proposed date on which the Seller proposes to Transfer such Units to the Proposed Transferee(s). A copy of any written offer by the Proposed Transferee to acquire the Transfer Units from the Seller, if available, shall be attached to the Seller's Notice. If a copy of a written offer is not available, a statement of the terms and conditions of the offer and any other material facts shall be attached to the Seller's Notice.

(b) Upon receipt of a Seller's Notice, and upon approval by the Board, the Company shall have the irrevocable and exclusive option to purchase all or any portion of the Transfer Units. The Company shall deliver a written notice to the Seller and each other Member of its election to purchase all or any portion of such Transfer Units (the "***Company's Notice***") within ten (10) days after the receipt of the Seller's Notice. The delivery of the Company Notice under this Section 6.3 shall constitute an irrevocable commitment by the Company to purchase such Transfer Units.

(c) To the extent that the Company does not elect to purchase all of the Transfer Units or fails to deliver the Company Notice within the applicable period, each of the other Members shall have the irrevocable and exclusive option to purchase up to that number of the Transfer Units equal to the product of (i) the number of Transfer Units not elected to be purchased by the Company multiplied by (ii) such Member's Percentage Interest (the "***Proportionate Share***"). Within 30 days after the receipt of the Company's Notice, each Member shall deliver a written notice to the Seller and the Company of its election to purchase all or any portion of such remaining Transfer Units. To the extent any Member does not elect to purchase its full Proportionate Share of such remaining Transfer Units or fails to deliver a notice within the applicable period, each other Member that has elected to purchase its full Proportionate Share shall be entitled by delivering written notice to the Seller and the Company within ten (10) days following the receipt of such notice, to purchase up to all of the remaining Transfer Units. If there is an oversubscription, the oversubscribed amount shall be allocated among the fully electing Members based on their relative Proportionate Shares, subject to any maximum amount of Transfer Units specified by any Member in its notice. The delivery of a notice of election under this Section 6.3(c) shall constitute an irrevocable commitment to purchase such Transfer Units.

(d) The purchase price for the Transferred Units to be purchased by the Company or the Members shall be the Offered Price. If the Offered Price includes consideration other than cash, that portion's value shall be the Fair Market Value. Payment of the purchase price shall be made within the later of the date initially set for the Transfer in the Seller's Notice or five days after the expiration of all applicable periods set forth in this Section 6.3. Payment of the purchase price shall be made, at the option of the Company or the purchasing Member (i) in cash (by wire transfer or check), (ii) by cancellation of all or a portion of any outstanding indebtedness of the Seller to the Company or such Member or (iii) by any combination of the foregoing. Upon delivery of the purchase price, the Seller shall have no further rights as a Member holding the Transfer Units, and the Seller shall immediately cause all certificate(s), if any, evidencing such Transfer Units to be surrendered for transfer to the Company or the purchasing Member, together with such other duly executed instruments or documents executed by the Seller as may be reasonably requested by the Company or the purchasing Member.

(e) If the Company and the Members have not elected to purchase all of the Transfer Units, then, subject to the Members' right of co-sale set forth in Section 6.4, the Seller may transfer the remaining Transfer Units to any Proposed Transferee named in the Seller's Notice, at the Offered Price or a higher price; *provided, however*, that such Transfer is (i) consummated within 90 days after the expiration of all applicable periods set forth in this Section 6.3, (ii) is on terms and conditions no more favorable to the Proposed Transferee than the terms proposed in the Seller's Notice, and (iii) is in accordance with all the terms of this Agreement. If the Transfer Units are not so Transferred during such period, then the Seller may not Transfer any of such Transfer Units without complying again in full with the provisions of this Section 6.3.

(f) The rights granted in this Section 6.3 shall terminate upon the consummation of a Qualified Public Offering.

Section 6.4 ***Co-Sale (Tag-Along) Provisions***.

(a) Except as provided in Section 6.2, each Member that does not elect to purchase any Transfer Units proposed to be Transferred by a Seller pursuant to Section 6.3 shall have the right, exercisable upon written notice to the Seller and the Company within 30 days after the receipt of the Company Notice, to sell all or any part of the Preferred Units and/or Common Units held by such Member to the Proposed Transferee on a pro rata basis as set forth in Section 6.4(b) and, subject to Section 6.4(c), otherwise on the same terms and conditions specified in the Seller's Notice (each Member delivering such notice, a "***Participating Member***").

(b) Each Participating Member may include in the proposed Transfer by the Seller (the "***Proposed Co-Sale Transfer***") all or any part of such Participating Member's Units equal to the product of (i) the aggregate number of Transfer Units subject to the Proposed Co-Sale Transfer (excluding Transfer Units purchased by the Company or the Members pursuant to Section 6.3) by (ii) a fraction, the numerator of which is the number of Units owned by such Participating Member immediately before consummation of the Proposed Co-Sale Transfer and the denominator of which is the sum of (A) the total number of Units owned, in the aggregate, by all Participating Members immediately prior to the consummation of the Proposed Co-Sale Transfer, *plus* (B) the number of Units owned by the Seller. To the extent one or more of the Participating Members exercises such right of participation in accordance with the terms and conditions set forth herein, the number of Transfer Units that the Seller may sell in the Proposed Co-Sale Transfer shall be correspondingly reduced.

(c) The Participating Members and the Seller agree that the terms and conditions of any Proposed Co-Sale Transfer in accordance with this Section 6.4 will be memorialized in, and governed by, a purchase agreement with customary terms and provisions for such a transaction, and the Participating Members and the Seller further covenant and agree to enter into such purchase agreement as a condition precedent to any sale or other Transfer in accordance with this Section 6.4; *provided, however*, that each Participating Member shall only be required to represent and warrant as to customary matters about itself (such as due authorization, absence of conflicts and enforceability) and as to the unencumbered title to the Units to be sold by such Person, and in no event shall any Participating Member's obligations thereunder exceed the consideration to be received by such Person in such transaction.

(d) Subject to the following sentence, the aggregate consideration payable to the Participating Members and the Seller shall be allocated based on the number of Units sold to the Proposed Transferee by each Participating Member and the Seller as provided in Section 6.4(b).

(e) Notwithstanding Section 6.4(c), if any Proposed Transferee refuses to purchase securities subject to this Section 6.4 from any Participating Member or upon the failure to negotiate in good faith a purchase agreement reasonably satisfactory to the Participating Members, no Seller may sell any Transfer Units to such Proposed Transferee unless and until, simultaneously with such sale, the Seller purchases all securities subject to this Section 6.4 from such Participating Member(s) on the same terms and conditions (including the proposed purchase price) as set forth in the Seller's Notice and as otherwise provided in this Section 6.4. In connection with such purchase by the Seller, such Participating Member(s) shall deliver to the Seller any stock certificate or certificates, properly endorsed for transfer, representing the Units being purchased by the Seller (or request that the Company effect such transfer in the name of the Seller). Any such Units Transferred to the Seller will be transferred to the Proposed Transferee against payment therefor in consummation of the sale of the Transfer Units pursuant to the terms and conditions specified in the Seller's Notice, and the Seller shall concurrently therewith remit or direct payment to each such Participating Member the portion of the aggregate consideration to which each such Participating Member is entitled by reason of its participation in such sale as provided in this Section 6.4(e).

(f) If any Proposed Co-Sale Transfer by a Seller is not consummated within 90 days after the expiration of all applicable periods set forth in Section 6.3 and this Section 6.4, then the Seller may not Transfer any of such Transfer Units without complying again in full with the provisions of this Section 6.4.

(g) The rights granted in this Section 6.4 shall terminate upon the consummation of a Qualified Public Offering.

Section 6.5 ***Drag-Along Obligations*****.**

(a) If a Deemed Liquidation Event is approved in writing by (i) the Board, (ii) the holders of a majority of the outstanding Common Units and (iii) the holders of a majority of the outstanding Series A Preferred Units, and such written approval by the holders of Common Units and Series A Preferred Units specifies that this Section 6.5 shall apply to such transaction, then each Member hereby agrees that such Member (each, a "***Drag-Along Person***") shall be required to comply with this Section 6.5, including, in the case of a sale of Units, by Transferring to such proposed transferee (a "***Third-Party Buyer***") or, in the case of a recapitalization, Transferring to the Company a number of Units held by such Drag-Along Person up to the product (rounded to the nearest whole Unit) of (i) the aggregate number of Units proposed to be acquired by the Third-Party Buyer or the Company and (ii) a fraction, the numerator of which equals the number of Units owned by such Drag-Along Person and the denominator of which equals the total number of Units outstanding.

(b) In connection with a Transfer pursuant to this Section 6.5, each Drag-Along Person shall only: (i) be required to represent and warrant as to customary corporate matters about

itself (such as due authorization, absence of conflicts and enforceability) and as to the unencumbered title to the Units to be sold by such Person, (ii) be required to bear its pro rata share of any post-closing indemnity obligations (*provided, however*, that such indemnity obligations shall be several and not joint and several, except with respect to any proceeds held in escrow or a similar arrangement), and (iii) be subject to the same post-closing purchase price adjustments, escrow terms, offset rights and holdback terms as each other Member, proportionate to the Units sold by such Person and (iv) be required to deliver customary releases, stock powers, letters of transmittal or other similar transfer documentation, in each case, on the same terms, provisions and documents as each other Member (*provided, however,* that in no case shall any Preferred Member be required to execute any non-competition agreement or agree to any such covenant). Notwithstanding the foregoing, in no event shall any Drag-Along Person's obligations exceed the consideration to be received by such Person in such transaction.

(c) All of the consideration payable to the Members in a Deemed Liquidation Event first may be aggregated by the Company (or the designated paying agent), as disbursing agent, before distributing any such consideration to any of the Members. The Company (or such paying agent), acting solely as the disbursing agent of the Members, shall then distribute the aggregate consideration to the Members in the same manner such consideration would have been distributed had such distribution been made under Section 12.2(c)(iii) of this Agreement. If the Deemed Liquidation Event involves the issuance of any stock or other equity consideration in a transaction not involving a public offering and any Member otherwise entitled to receive consideration in such transaction is not an Eligible Investor, then the Company may require each Member that is not an Eligible Investor (A) to receive solely cash in such transaction, (B) to otherwise be cashed out (by redemption or otherwise) by the Company or any other Member prior to the consummation of such transaction and/or (C) to appoint a purchaser representative (as contemplated by Rule 506 of Regulation D of the Securities Act) selected by the Company, in each case with the intent being that such Member that is not an Eligible Investor receive substantially the same value that such Member would have otherwise received had such Member been an Eligible Investor.

(d) No Drag-Along Person shall have or exercise any dissenters' or appraisal rights in connection with a Deemed Liquidation Event under this Section 6.5 or assert any claim or commence any suit challenging the Deemed Liquidation Event or alleging a breach of any fiduciary duty (including aiding and abetting breach of fiduciary duty) in connection with the valuation, negotiation, entry into or consummation of the Deemed Liquidation Event. Each Drag-Along Person shall vote in favor of a Deemed Liquidation Event approved in the manner described above. Each Drag-Along Person hereby releases, and will execute such further instruments as the Company reasonably requests to further evidence the waiver of, such dissenters' and appraisal rights.

(e) Each Member hereby makes, constitutes and appoints the secretary of the Company as its true and lawful attorney-in-fact for it and in its name, place and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any instrument that is now or may hereafter be deemed necessary by the Company in its reasonable discretion to carry out fully the provisions and the agreements, obligations and covenants of such Member in this Section 6.5, as fully as such Member might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact shall lawfully do or cause to be done by virtue of the

power of attorney granted hereby. The power of attorney granted pursuant to this Section 6.5(e) is a special power of attorney, coupled with an interest, and is irrevocable, and shall survive the bankruptcy, insolvency, dissolution or cessation of existence of the applicable Member.

Section 6.6 ***Conditions to Transfers; Continued Applicability of Agreement***.

(a) As a condition to any Transfer permitted under this Agreement (including Permitted Transfers), (i) any transferee of Units shall be required to become a party to this Agreement, by executing (together with such Person's spouse, if applicable) an Adoption Agreement. If any Person acquires Units from a Member in a Transfer, notwithstanding such Person's failure to execute an Adoption Agreement in accordance with the preceding sentence (whether such Transfer resulted by operation of law or otherwise), such Person shall be bound by and such Units shall be subject to this Agreement as if such Units were still held by the transferor, and (ii) unless otherwise determined by the Board, (A) at least ten (10) Business Days before such Transfer, the transferring Member shall deliver to the Company an affidavit of non-foreign status with respect to such transferring Member that satisfies the requirements of Section 1446(f)(2) of the Code or other documentation establishing a valid exemption from withholding pursuant to Section 1446(f) of the Code or (B) contemporaneously with the Transfer, the transferee shall withhold and remit to the Internal Revenue Service the amount of tax required to be withheld upon the Transfer by Section 1446(f) of the Code (and provides evidence to the Company of such withholding and remittance promptly thereafter).

(b) No Units may be Transferred by a Person (other than pursuant to an effective registration statement under the Securities Act or pursuant to a Permitted Transfer) unless the transferee first delivers to the Company, at the transferring Member's sole cost and expense, evidence reasonably satisfactory to the Company (such as an opinion of counsel in customary form) to the effect that such Transfer is not required to be registered under the Securities Act; *provided, however*, that the Company, with the approval of the Board, may waive any requirement to deliver a legal opinion or other such evidence under this Section 6.6(b).

Section 6.7 ***Conversion to a Corporation; Public Offering.***

(a) In connection with an Initial Public Offering, the Board may (but shall not be obligated to) (i) cause the conversion of all or any portion of the Company or Subsidiary of the Company into a corporation, by (A) the Transfer of all of the assets of the Company, subject to the Company's liabilities, or the Transfer of any portion of such assets and liabilities, to one or more corporations in exchange for shares of any such corporations and the subsequent distribution of the cash proceeds following the sale of such shares in accordance with the provisions of this Agreement, at such time as the Board may determine, to the Members, (B) the conversion of the Company or a Subsidiary of the Company into a corporation pursuant to the TBOC, (C) the Transfer by each Member of Units held by such Member to one or more corporations in exchange for shares of any such corporation (including by merger of the Company into a corporation), or (D) by filing an election pursuant to Treasury Regulation Section 301.7701-3(c) or (ii) cause the Company to use any other structure or means by which to effect an Initial Public Offering, including by the conversion of the Company or any portion of the Company or any Subsidiary of the Company into one or more corporations, limited liability companies, limited partnerships or other business entities (any such conversion or other means described in clauses (i) or (ii), a "***IPO***

Reorganization" and the resulting entity (whether the Company or a Subsidiary or other Affiliate of the Company or any successor thereto) whose Equity Securities are sold in the Initial Public Offering, the "***Public Entity***"). The Members shall take all actions reasonably requested by the Board in connection with the consummation of such IPO Reorganization, including consenting to, voting for and waiving any dissenters rights, appraisal rights or similar rights and participating in any exchange or other transaction required in connection with such IPO Reorganization. No Member shall have any right to vote, consent to or approve any IPO Reorganization.

(b) In connection with any IPO Reorganization involving a Transfer of Units, each holder of Units agrees to the Transfer of its Units in accordance with the terms of conversion or exchange, as applicable, as provided by the Board. The Board shall determine the Fair Market Value of the assets or Units Transferred in connection with any IPO Reorganization and the number of shares of capital stock, options or other securities that each Member shall receive in consideration therefor. In connection with any such IPO Reorganization, each holder of Units shall receive, in exchange for the Units held by such holder, capital stock, options or other securities with substantially similar economic and other rights, privileges and preferences as the Units being exchanged had prior to the consummation of such IPO Reorganization as reasonably determined by the Board and taking into account the equity value of the Public Entity implied by the price and amount of securities sold in the Initial Public Offering; *provided, however*, that unless otherwise determined by the Board, the securities received by the holders of Units subject to vesting and transfer restrictions shall remain subject to substantially similar vesting and transfer restrictions following the Initial Public Offering (except for any acceleration of vesting resulting from the Initial Public Offering pursuant to an agreement between the Company and the holder thereof). Each holder of Units further agrees that as of the effective date of such conversion or exchange any Unit outstanding thereafter that shall not have been tendered for conversion or exchange shall represent only the right to receive the amount of shares, options or other securities as provided in the terms of such conversion or exchange.

(c) Each of the Members shall take all necessary or desirable actions reasonably requested by the Board in connection with the consummation of an Initial Public Offering, including compliance with the requirements of all laws and regulatory bodies that are applicable or that have jurisdiction over such Initial Public Offering. If such Initial Public Offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the Company's capital structure would adversely affect the marketability of the offering, each Member shall consent to and vote for a recapitalization, reorganization or exchange (each, a "***IPO Recapitalization***") of any class of the Company's Equity Securities into securities that the managing underwriters and the Board find acceptable and shall take all necessary and desirable actions in connection with the consummation of such IPO Recapitalization; *provided, however*, that each holder of a class of Units shall receive the same type of security with respect to such Units and shall be subject to the same restrictions on lock-up and transferability unless otherwise agreed to by the Members. If requested by the managing underwriters, each of the Members shall execute customary lock-up agreements with respect to their Units or any securities received by them in any attendant IPO Reorganization or IPO Recapitalization.

(d) Notwithstanding anything to the contrary herein, in connection with any IPO Reorganization or IPO Recapitalization involving the issuance or distribution of Equity Securities to the Members, the Board, in its sole discretion, may elect to make such issuance or

distribution subject to restrictions (including the use of escrow accounts, lock-ups or other contractual restrictions on the beneficial rights in respect of such Equity Securities) so long as such restrictions do not adversely affect the intended economic rights, preferences, privileges or powers of the Members in respect of their Units, as applicable, pursuant to Section 5.1.

Section 6.8 ***Registration Rights.*** At or prior to the consummation of an Initial Public Offering, the Public Entity and the Members shall enter (and each of the Members shall cause the Public Entity to enter) into a registration rights agreement in customary form providing for registration rights of the Equity Securities of the Public Entity of the same class or series sold in the Initial Public Offering (the "***Registrable Securities***"), which registration rights agreement shall provide such Members the right to (a) up to two (2) demand registrations for the sale of Registrable Securities pursuant to Form S-1 (or any successor thereto) with an aggregate gross offering price to the public of at least $10 million exercisable by the holders of a majority of the Registrable Securities, (b) up to two (2) demand registrations for the sale of Registrable Securities pursuant to Form S-3 (or any other form permitting incorporation by references similar to Form S-3) per year with an aggregate gross offering price of at least $5 million exercisable by the holders of at least thirty percent (30%) of the Registrable Securities and (c) unlimited "piggyback" registration rights in favor of all holders of Registrable Securities, in each case, subject to customary exclusions and limitations.

Section 6.9 ***Right of First Offer.*** In the event the Company desires to enter into a Deemed Liquidation Event, then the Company shall provide written notice to each of the Preferred Members of such desire (a "***Negotiation Notice***"). For a period of 30 days after delivery of the Negotiation Notice (the "***Negotiation Period***"), the Preferred Members shall have the right to make an offer to the Company with respect to entering into a Deemed Liquidation Event. The Company shall not, at any time within the 12-month period following the end of the Negotiation Period, enter into a Deemed Liquidation Event unless the terms of such Deemed Liquidation Event are in the aggregate as good as or better than the best offer made by the Preferred Members during the Negotiation Period (the "***ROFO Best Offer***"), as determined by the Board in its sole discretion; *provided*, that if at any time during such 12-month period the Company requests that the Preferred Members affirm in writing their willingness to enter into a Deemed Liquidation Event on the terms of the ROFO Best Offer and the Preferred Members do not make such affirmation within two (2) Business Days of such request, then the requirement that the terms of any Deemed Liquidation Event be as good as or better than the ROFO Best Offer shall cease to apply.

ARTICLE 7
MANAGEMENT; OFFICERS

Section 7.1 ***Management by Managers***.

(a) The Company shall be managed by "managers" (as such term is used in the TBOC) according to the remaining provisions of this Article 7. Except with respect to certain consent or approval requirements provided in this Agreement, no Member by virtue of having the status of a Member shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Company. The "managers" are referred to as "***Managers***" throughout this Agreement. The business and affairs of the Company shall be managed by the Managers elected in accordance with

Section 7.2 and acting exclusively through the Board of Managers of the Company (the "***Board***") in accordance with this Agreement. To the extent that the Board designates Officers pursuant to Section 7.5, the day-to-day activities of the Company shall be conducted on the Company's behalf by the Officers, who shall be agents of the Company.

(b) In addition to the powers that now or hereafter can be granted under the TBOC and to all other powers granted under any other provision of this Agreement, subject to any consent or approval of the Members expressly required by this Agreement and the other provisions of this Agreement, the Board shall have full power and authority to do all things on such terms as they may deem necessary or appropriate to conduct, or cause to be conducted, the business and affairs of the Company.

Section 7.2 ***Board of Managers***.

(a) Composition; Initial Managers.

(i) The Board shall consist of natural persons who need not be Members or residents of the State of Texas. Subject to the remaining provisions of this Section 7.2, the Board shall consist of five (5) Managers, and the Managers shall be designated as follows: (A) two (2) Managers (each, a "***Series A Manager***") shall be designated by the holders of a majority of the outstanding Series A Preferred Units, who shall initially be Michael Tremain and George Clark, and (B) three (3) Managers (each, a "***Common Manager***") shall be designated by the holders of a majority of the outstanding Common Units, who shall initially be Allison Davidson and Jeffrey Davidson (with one (1) Common Manager seat initially vacant). The undersigned Members hereby ratify and appoint the foregoing individuals as Managers as of the Effective Date. In the event that the foregoing Board designation rights are not fully exercised, the Board shall consist of the number of individuals actually designated pursuant to this Section 7.2(a)(i). Each Manager shall have one (1) vote; *provided*, that if either Series A Manager seat is vacant, the sole Series A Manager shall have two (2) votes until such vacancy is filled and if a Common Manager seat is vacant, the Common Managers then appointed shall have a number of votes equal to a quotient, the numerator of which is three (3) and the denominator of which is the number of Common Managers then serving until such vacancy is filled (meaning, for example, that during the period that one Common Manager seat is initially vacant the other Common Managers shall each have one and one-half (1.5) votes).

(ii) Each individual designated to serve on the Board in accordance with this Section 7.2 shall serve until (A) a successor is duly designated, (B) until his or her removal in accordance with Section 7.2(c), or (C) his or her earlier voluntary resignation, retirement, death or disability, as applicable.

(iii) The chairperson of the Board (the "***Chairman***"), if any, shall be designated by the majority vote of all the Managers. The Chairman shall preside at all meetings of Members and the Board and shall perform such other duties as from time to time may be assigned by the Board.

(b) Vacancies. Any vacancy created by the death, disability, retirement, voluntary resignation or proper removal (*i.e.*, removal in accordance with Section 7.2(c)) of any individual designated under Section 7.2(a) (a "***Former Manager***") shall be filled by a Person designated by the Person or Persons that designated the applicable Former Manager.

(c) Removal. A Manager designated in accordance with Section 7.2(a) may not be removed from the Board during his or her term of office except by the Person or Persons authorized to designate such Manager (it being understood and agreed that the Person or Persons authorized to designate such Manager shall be permitted to designate a different natural person).

(d) Managers' Indemnification and Insurance. The Company shall indemnify all of the Managers to the extent set forth in Section 10.2. The Company shall use its best efforts to obtain, effective as of the Effective Date, and thereafter at all times maintain directors' and officers' liability insurance policies on terms and in amounts reasonably satisfactory to the Requisite Preferred Holders, and all of the Managers shall be included as insureds under such policies. The Company's directors' and officers' liability insurance policies shall not be cancellable by the Company without prior approval of the Requisite Preferred Holders and shall include non-rescindable "Side A" coverage. If the Company undergoes a Deemed Liquidation Event, the agreement governing such transaction shall provide that each successor to the Company assumes the Company's obligations with respect to indemnification of Managers, on terms no less favorable to the Managers as those set forth in this Agreement.

(e) Quorum; Required Vote for Board Action. Subject to the other voting requirements applicable to the Board contained in this Agreement, a quorum for the transaction of business at a meeting of the Board shall exist when at least a majority of the Managers then in office (including at least one (1) Series A Manager and one (1) Common Manager) are present in person (including by telephone, video conference or similar communications equipment) or represented by proxy thereat. Except as otherwise set forth in this Agreement, all decisions of the Board shall require the affirmative vote at any meeting of the Board at which a quorum is present of the Managers having a majority of the votes held by all of the Managers. If a quorum is not present at any meeting of the Board, the Managers present at such meeting may adjourn the meeting and such adjourned meeting shall be recalled immediately by the Chairman on at least two (2) Business Days' personal, written or electronic notice (e.g., email) to each Manager.

(f) Meetings of the Board; Notices. The Board shall meet at least quarterly, unless otherwise approved by the Board. Regular meetings of the Board shall be held on such dates, and at such times and at such place or places within or without the State of Texas, as shall be designated from time to time by the resolution of the Board. Special meetings of the Board may be called by the Chairman upon written notice. The Secretary shall give to the Managers at least two (2) Business Days' personal, written or electronic notice (*e.g.*, email) of any meetings of the Board, with such notice containing a statement of the purposes of any special meeting.

(g) Reimbursement; Compensation. All Managers shall be entitled to be reimbursed by the Company for their respective reasonable out-of-pocket costs and expenses incurred in the course of attending any meeting of the Board (including travel expenses).

(h) Committees of the Board.

(i) The Board may, by resolution passed by Managers having a majority of the votes of all of the Managers, designate one or more committees. Any such designated committee shall have and may exercise such of the powers and authority of the Board in the management of the business and affairs of the Company as may be provided in such resolution. Any such designated committee shall include at least one (1) Series A Manager and at least one (1) Common Manager.

(ii) Any committee designated in accordance with this Section 7.2(h) shall choose its own chairperson, shall keep regular minutes of its proceedings and report the same to the Board when requested, shall fix its own rules or procedures (not inconsistent with the rules and procedures of the Board under this Agreement), and shall meet at such times and at such place or places as may be provided by such rules or procedures, or by resolution of such committee, except as otherwise provided in the resolution of the Board designating such committee. At every meeting of any such committee, the presence of the Managers holding a majority of the votes of all the members of such committee (including at least one (1) Series A Manager and one (1) Common Manager) shall constitute a quorum, and the affirmative vote at any meeting at which a quorum is present of the Managers having a majority of the votes of all of the members of such committee shall be necessary for the adoption of any resolution. If a quorum is not present at any meeting of a committee of the Board, the Managers present at such meeting may adjourn the meeting and such adjourned meeting shall be recalled immediately by the Chairman on at least two (2) Business Days' personal, written or electronic notice (e.g., email) to each Manager that is a member of such committee.

(i) Board Reserved Matters. For so long as at least 50% of the Series A Preferred Units issued pursuant to the Series A Purchase Agreement are outstanding, no Member, Manager, Officer, agent or employee of the Company or any of its Subsidiaries shall undertake, or cause the Company or any of its Subsidiaries to undertake, whether directly or indirectly by merger, consolidation or otherwise, any of the following matters without the approval of the Board, including the affirmative approval of at least one (1) of the Series A Managers:

(i) enter into any corporate strategic relationship or series of related relationships involving the payment or contribution by the Company of assets with a value, as determined in good faith by the Board, greater than $250,000 in the aggregate;

(ii) make any loan or advance to, or own any stock or other securities of, or guarantee, directly or indirectly, any indebtedness of, any other corporation, partnership or other entity, with the exception of a wholly owned subsidiary and trade credit extended in the ordinary course of business;

(iii) enter into or be a party to any new transaction with any Manager or Officer of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person (including entering into any expense- or profit-sharing arrangement with Founder Ally Davidson concerning her upcoming autobiographical book or promotion thereof);

(iv) make any acquisition, whether through a merger or purchase of all or substantially all of the assets or capital stock or other equity interests, of another entity or otherwise;

(v) incur any aggregate indebtedness in excess of $1,000,000, other than trade credit incurred in the ordinary course of business, or mortgage, pledge or otherwise grant a security interest in all or substantially all of the assets or intellectual property of the Company;

(vi) approve annual budgets or material amendments therefrom, or approve an alteration to the specific agreed-upon working capital uses of the proceeds from the transactions contemplated by the Series A Purchase Agreement;

(vii) hire, fire or change the compensation of any executive officer, including approving any grants pursuant to the Incentive Plan, or pay a bonus to either Founder or any family member of either Founder, or increase the salary of either Founder or any family member of either Founder, or lessen or amend the material duties of either Founder or any family member of either Founder as an employee of the Company; or

(viii) agree to effect or implement any of the foregoing.

(j) Board Observer. The holders of a majority of the outstanding Series A Preferred Units shall have the right to appoint an observer (the "***Observer***") to attend and participate (but solely as an observer without the right to vote on any issue put before the Board) in all meetings of the Board, which individual shall be a representative of EP3, LLC for so long as EP3, LLC holds any Units. The Company shall give the Observer (i) notification of each meeting at the same time and in the same manner as the other participants receive notice of such meeting and (ii) all written materials and other information given to the other participants in connection with such meeting; *provided*, that the Observer shall agree to hold in confidence and trust all information so provided; *provided*, *further* that the Company reserves the right to withhold any information and to exclude the Observer from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege

between the Company and its counsel, as determined in the reasonable discretion of the Board. The Board shall have the right to appoint additional observers, at its discretion, from time to time. Any observer may be required to enter into a confidentiality agreement as a condition to attendance at any such meeting.

Section 7.3 ***Meetings of the Members***.

(a) Place of Meetings. All meetings of the Members shall be held at the principal office of the Company, or at such other place or places within or without the State of Texas as shall be specified or fixed in the notices (or waivers of notice) thereof.

(b) Quorum; Required Vote for Member Action; Adjournment of Meetings. Except as expressly provided otherwise by this Agreement, or as may otherwise be required by any non-modifiable or non-waivable provision of the TBOC, the holders of a majority of the Units then outstanding and entitled to vote at any meeting of Members, voting together as a single class, present in person (including by telephone, video conference or similar communications equipment) or represented by proxy thereat, shall constitute a quorum at any such meeting for the transaction of business, and the affirmative vote of a majority of those present shall constitute the act of the Members. The Members present at a duly organized meeting may continue to transact business until adjournment, provided a quorum is present until adjournment.

(c) Record Date.

(i) The Secretary shall give to the Members at least ten (10) days personal, written or electronic notice (e.g., email) of any meetings of the Members of the Company. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members, or any adjournment thereof, or entitled to consent to any matter, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting. If no record date is fixed by the Board, the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived in accordance with this Agreement, the close of business on the day next preceding the day on which the meeting of Members is held.

(ii) A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting.

(iii) If, in accordance with this Agreement, action without a meeting of Members is proposed to be taken in accordance with Section 7.4(c), the Board may fix a record date for determining Members

entitled to consent in writing to such action, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days subsequent to the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, its principal office or to an Officer of the Company having custody of the book in which proceedings of meetings of Members are recorded.

(d) Non-Voting Members. Notwithstanding anything to the contrary in this Section 7.3, to the maximum extent permitted by Law, the Board is only required to send notices of meetings to Persons entitled to vote at such meetings.

Section 7.4 ***Provisions Applicable to All Meetings.*** In connection with any meeting of the Board, any committee thereof or any meeting of the Members, the following provisions shall apply:

(a) Waiver of Notice Through Attendance. Attendance of a Person at such meeting (including attendance by telephone, video conference or similar communications equipment pursuant to Section 7.4(d)) shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(b) Proxies. A Manager or committee member may vote at a Board or committee meeting by a written proxy executed by that Person and delivered to another Manager or committee member. A Member entitled to vote at a Members' meeting may vote at a Members' meeting by a written proxy executed by that Person and delivered to the Secretary. A proxy shall be revocable unless it is stated to be irrevocable.

(c) Action by Written Consent. Any action required or permitted to be taken at such a meeting may be taken without a meeting and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Managers, members of a committee of the Board or the Members, as applicable, having not fewer than the minimum number of votes that would be necessary to take the action at a meeting at which all Managers, all members of the committee or all of the Members, as applicable, entitled to vote on the action were present and voted. Notice of actions taken by written consent shall be delivered to the other Managers, committee members or Members, as applicable, no later than the second Business Day following the date the requisite consent is obtained.

(d) Meetings by Telephone. Anything to the contrary herein notwithstanding, Managers, members of any committee of the Board or the Members, as applicable, may participate in and/or hold any meeting by means of conference telephone, video conference or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and the votes of any Managers, members of any committee of the Board or the

Members, as applicable, participating by conference telephone, video conference or similar communications equipment shall be given full effect. The Secretary shall facilitate such participation by each Manager, committee member and Member by including in any notice of meeting conference telephone dial-in numbers, video conference links or similar information, in addition to information regarding physical location of the meeting applicable to those attending in person.

Section 7.5 ***Officers***.

(a) Officers. Subject to the authority of the Board, the day-to-day management and control of the Company, and its business and affairs shall be conducted or exercised by, or under the direction and authority of, the officers of the Company (the "***Officers***"). The Company may have such officers who hold such offices as may be determined from time to time by the Board. In addition to or in lieu of Officers, the Board may authorize any Person to take any action or perform any duties on behalf of the Company and any such Person may be referred to as an "***authorized person***." An employee or other agent of the Company shall not be an authorized person unless specifically appointed as such by the Board.

(b) Election and Term. The Board may remove and replace the Officers at such times as it deems advisable. The Board may elect, from time to time, such other Officers as the Board may determine. Each Officer shall serve until his or her successor is elected and qualified or until his or her earlier death, disability, retirement, voluntary resignation or proper removal.

(c) Compensation. Except for any fees, salaries or compensation expressly set forth in an employment agreement between the Company and an Officer dated as of the Effective Date, no fees, salaries or compensation (including any severance) shall be awarded or paid to the Officers without the affirmative consent of the Board or in accordance with employment agreements, compensation or reimbursement policies adopted by the Board.

(d) Duties of Officers. The Officers, in the performance of their duties as such, shall owe to the Company fiduciary duties of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Texas; *provided* that such duties shall not be deemed breached by the taking of actions taken in good faith at the express direction of the Board.

(e) Emergency Officer Designation. In the event of the death of both Allison Davidson and Jeffrey Davidson, if Allison Davidson or Jeffrey Davidson is then serving as an Officer, then the Board, sitting without Allison Davidson and Jeffrey Davidson if Allison Davidson and Jeffrey Davidson were serving as the Common Managers at the time of their death, may designate an interim Officer to act in such capacity. At such time as the vacancies in the Common Managers resulting from such deaths have been filled, the full Board shall either confirm the appointment of the interim Officer on a non-interim basis or such interim Officer shall be automatically removed and the full Board shall appoint a replacement Officer.

ARTICLE 8
TEN-YEAR DISTRIBUTION RIGHT

Section 8.1 ***Ten-Year Distribution Right.*** Unless prohibited by Texas law governing distributions to members, at any time within 30 days following an anniversary of the Effective Date, but in no event prior to the tenth anniversary of the Effective Date, if the Unpaid Series A Liquidation Preference of any outstanding Series A Preferred Units is greater than $0.00, upon the Company's receipt of a Forced Distribution Election Notice, the Company shall distribute to each holder of such Series A Preferred Units an amount equal to such holder's Unpaid Series A Liquidation Preference (the "***Forced Distribution Right***") on or prior to the date that is one year following receipt by the Company of the Forced Distribution Election Notice (the "***Forced Distribution Date***").

Section 8.2 ***Legally Available Funds.*** If on the Forced Distribution Date Texas law governing distributions to members prevents the Company from distributing the entire Unpaid Series A Liquidation Preference, those funds that are legally available shall be used for such purpose. At any time after the Forced Distribution Date when additional funds of the Company are legally available for distribution, such funds shall immediately be distributed in respect of the Company's obligations under Section 8.1, and such funds shall not be used for any other purpose.

Section 8.3 ***Catch-Up Payment.*** If the Company makes a distribution to the holders of Series A Preferred Units in respect of their Unpaid Series A Liquidation Preference pursuant to Section 8.1, the Company shall either (a) distribute such amounts pursuant to Section 5.1 (such that the holders of Common Units shall also receive a distribution on a pro rata basis in respect of their Common Units) or (b) treat such distributions pursuant to Section 8.1 as an advance of future distributions pursuant to Section 5.1 and Section 12.2(c)(iii), such that prior to any further distributions being made in respect of the Series A Preferred Units, the holders of Common Units shall receive "catch-up" distributions in respect of their Common Units until each such holder has received distributions in an aggregate amount equal to the amount they would have received absent this Article 8.

ARTICLE 9
ADDITIONAL COVENANTS

Section 9.1 ***Protective Provisions.*** At any time when at least 50% of the Series A Preferred Units issued pursuant to the Series A Purchase Agreement remain outstanding, the Company shall not, directly or indirectly (through a Subsidiary, by amendment to this Agreement or by merger, consolidation or otherwise), do any of the following, or cause or permit any of the following to be done, without (in addition to any other consent or vote required by the TBOC or this Agreement) the approval of the Requisite Preferred Holders:

(a) liquidate, dissolve or wind-up the affairs of the Company, or effect any Deemed Liquidation Event that provides for proceeds for distribution to the holders of Series A Preferred Units in an amount less than the Unpaid Series A Liquidation Preference of a Series A Preferred Unit at such time;

(b) amend, alter or repeal any provision of the Company's Certificate of Formation or this Agreement;

(c) create or authorize (by reclassification or otherwise) the creation of or issue any Equity Security or effect any IPO Reorganization or IPO Recapitalization;

(d) increase or decrease the size of the Board;

(e) create any non-wholly owned Subsidiaries or spin out or sell any Subsidiary of the Company or any entity created by the Company;

(f) repurchase or redeem any Equity Securities, other than the purchase of Units from the Founding Member as contemplated by the Series A Purchase Agreement;

(g) adopt or amend the Incentive Plan or create any other new equity or phantom equity incentive plan, or other incentive plan or bonus plan; or

(h) agree to effect or implement any of the foregoing.

Section 9.2 ***Reports.*** The Company shall deliver the following reports and information to each Preferred Member:

(a) As soon as available and in any event within 90 days after the end of each Fiscal Year, an audited consolidated and consolidating balance sheet of the Company and its Subsidiaries as of the end of such Fiscal Year and the related audited consolidated and consolidating statements of operations, members' equity and cash flows for such Fiscal Year;

(b) As soon as available and in any event within 30 days after the end of each of the fiscal quarters of each Fiscal Year, an unaudited consolidated and consolidating balance sheet of the Company and its Subsidiaries as of the end of such fiscal quarter and the related unaudited consolidated and consolidating statements of operations, members' equity and cash flows for such fiscal quarter (in each case, which shall be subject to revision at the end of the applicable Fiscal Year); and

(c) Upon request, reasonable access to the Company's management team to discuss the Company's operations.

Section 9.3 ***Confidentiality.*** Each Manager and Member acknowledges that it may, as a result of their ownership of Units or their designees' service on the Board (if applicable), receive information from or regarding the Company, any of its Subsidiaries, the other Managers or Members or Affiliates of any of the foregoing in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company, any of its Subsidiaries (including Persons with whom they may conduct business), the other Managers or Members or Affiliates of any of the foregoing. Each Manager and Member shall hold in confidence and shall not use for any purpose other than performing its duties as a Manger or monitoring its investment in the Company any information it receives regarding the Company, any of its Subsidiaries (including Persons with whom they may conduct business), the other Managers or Members or Affiliates of any of the foregoing that is identified as, or would reasonably be expected to be,

confidential, and shall not disclose it to any Person (other than another Manager or Member) except for disclosures (a) compelled by Law or required or requested by subpoena or request from a court, regulator or a stock exchange (*provided, however*, that the Manager or Member shall notify the Company or the Manager or Member affected by such disclosure, as applicable, promptly and prior to making such disclosure, if practicable, and shall disclose only that portion of such information required to be disclosed and shall use all reasonable efforts, at the cost of the Company or the Manager or Member affected, to preserve the confidentiality thereof), (b) to Affiliates, advisers or representatives of the Manager or Member (*provided, however*, that such Affiliates, advisors or representatives are informed of the confidential nature of such information and owe a duty of confidentiality and non-use at least as restrictive as in this Section 9.3, and that the disclosing Manager or Member remains liable for any breach by its Affiliates, advisors and/or representatives), (c) of information that the Manager or Member also has received from a source independent of the Company, any of its Subsidiaries, any other Manager or Member or Affiliates of any of the foregoing, as applicable, that the Manager or Member reasonably believes obtained that information without breach of any obligation of confidentiality, (d) reasonably necessary for the exercise of a Manager's or Member's rights or the enforcement of the duties and obligations under this Agreement, (e) permitted by the Company or the Manager or Member affected by such disclosure, as applicable, (f) by any Manager, to the Member or Members who designated such Manager unless such disclosure could adversely affect the attorney-client privilege between the Company and its counsel or involves competitively sensitive information reasonably identified by the Company or (g) by any Member that is a private equity fund or sponsor, hedge fund or institutional investor to its investors, potential investors, members, partners or Affiliates so long as each such Person is made aware of the confidential nature of such information and subject to substantially similar confidentiality and non-use requirements. The Managers and Members agree that breach of the provisions of this Section 9.3 may cause irreparable injury to the Company or the other Managers or Members for which monetary damages (or other remedy at law) are inadequate in view of (a) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Manager or Member to comply with such provisions and (b) the uniqueness of the Company's and each other Manager's or Member's business and the confidential nature of the information described in this Section 9.3. Accordingly, the Managers and Members agree that the provisions of this Section 9.3 may be enforced by specific performance, injunction or other equitable relief. The Company, other Managers' or Members' and their Affiliates' right to seek specific performance, injunction or other equitable relief pursuant to this Section 9.3 will be in addition to any other remedies they may have at law or in equity. No waiver of any violation of this Agreement will be implied from any failure by the Company, other Managers or Members or their Affiliates to take action under this Section 9.3. In addition to the disclosures permitted above, the holders of the Series A Preferred Units may disclose to third parties the fact that each has invested in the Company; *provided, however*, that any such disclosure omits the dollar amount and terms of such investment.

Section 9.4 ***Fiduciary Duties; Business Opportunities*****.** Each Member agrees that any duty of loyalty, duty of care or fiduciary duties imposed under the TBOC or other applicable Law on the Members and their designees and the Managers shall be defined and limited as provided in this Section 9.4.

(a) Fiduciary Duties. To the fullest extent permitted by the TBOC, none of the Managers or Members, in their capacity as such, shall have any duty (including any fiduciary duty)

to the Company or any of the Members, and the Managers' sole duty shall be to comply with the terms of this Agreement. It is the intent and agreement of the Members that except as set forth in Section 7.5(d) with respect to an Officer acting in its capacity as such, all fiduciary duties be, and hereby are, eliminated and no fiduciary duties shall apply to any action or omission taken by the Board, any Manager (in such Manager's capacity as such) or any Member (in such Member's capacity as such) or any of their respective Affiliates, employees, agents and representative hereunder or in connection with the Company

(b) Business Opportunities. To the fullest extent permitted by Law, the Company hereby renounces any (i) requirement or expectation that the Managers of the Company will devote substantially all of their business time to the Company; *provided, however*, that they devote a sufficient amount of their business time to discharge all of their duties, and (ii) interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity, transaction or other matter in which a Member or Manager (or any of their Affiliates) participates or desires to participate in, unless any such business opportunity is presented to such a Person expressly and solely in such Person's capacity as a Manager of the Company (each such business opportunity other than those presented to such a Person in such Person's capacity as a Manager of the Company is referred to as a "***Renounced Business Opportunity***"); *provided*, that each Preferred Member shall present any such opportunity presented to them related to the outdoor/virtual fitness training industry to the Company and the Board for discussion, and such opportunity shall only constitute a Renounced Business Opportunity if such discussion does not result in an agreed approach to the opportunity. Except as provided in the foregoing proviso, no Member or Manager (or any of their Affiliates) shall have any obligation to communicate or offer any Renounced Business Opportunity to the Company, and any such Person may pursue any Renounced Business Opportunity solely for its own account.

(c) Additional Provisions Related to Duties of Members.

(i) To the fullest extent permitted by the TBOC, a Person, in performing his duties and obligations as a Member under this Agreement, shall be entitled to act or omit to act considering only such factors, including the separate interests of such Member, as such Member chooses to consider, and any action of a Member or failure to act, taken or omitted in good faith reliance on the foregoing provisions shall not, as between the Company and the other Members, on the one hand, and the applicable Member, on the other hand, constitute a breach of any duty (including any fiduciary or other similar duty, to the extent such exists under the TBOC or any other applicable Law) on the part of such Member to the Company or any other Member.

(ii) The Members (in their own names and in the name and on behalf of the Company) hereby waive to the fullest extent permitted by the TBOC, any duty or other obligation, if any, that a Member may have to the Company or another Member, pursuant to the TBOC or any other applicable Law, to the extent necessary to give effect to the terms of this Section 9.4.

ARTICLE 10
EXCULPATION AND INDEMNIFICATION

Section 10.1 ***Exculpation***.

(a) No Manager, Officer, Partnership Representative or authorized person or any Manager, Officer or authorized person who is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, authorized person, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be liable to the Company or any Member for monetary damages arising from any actions taken, or actions omitted to be taken, in his or her capacity as such except for (i) liability for acts or omissions that constitute fraud, gross negligence, willful misconduct or a knowing violation of Law, (ii) a willful breach of this Agreement by such Person or (iii) in the case of an Officer in its capacity as such, liability from any breach of any duty (including fiduciary duties) owed by such Officer to the Company, in each case, as determined by a final, nonappealable order of a court of competent jurisdiction. Notwithstanding anything to the contrary in this Agreement, to the maximum extent permitted by Law, the Company or any Member, as applicable, shall bear the burden of establishing a prima facie case that a Manager, Officer or authorized person is not entitled to be exculpated pursuant to this Section 10.1. In addition, by resolution of the Board, the Company may, but is not obligated to, exculpate any employee or agent of the Company to the same degree that a Manager, Officer or authorized person is exculpated under this Section 10.1.

(b) Each Member, in its sole and absolute discretion, may exercise or refrain from exercising any rights or privileges that such Member may have pursuant to this Agreement, or at law or in equity, and such Member shall not incur or be subject to any liability or obligation to the Company, any other Member or any other Person by reason of exercising or refraining from exercising any such rights or privileges.

Section 10.2 ***Indemnification***. The Company shall enter into a written indemnification agreement, in a form approved by the Board, with each Manager pursuant to which the Company shall indemnify and advance expenses to each Manager; *provided, however*, that to the extent any Manager is also an Officer of the Company, such indemnification agreement shall also provide indemnification and advancement rights to such Manager with respect to such Manager's service as an Officer of the Company. Subject to the limitations set forth in this Article 10, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a "***Proceeding***"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that it, or a Person of whom it is the legal representative, is or was a Manager or Officer or while a Manager or Officer is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, authorized person, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be, except as permitted below in this Section 10.2, indemnified by the Company (as the indemnitor of first resort) to the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended (but, in the case

of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said Law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by such Person in connection with such Proceeding (all of such amounts and expenses referred to in this Section 10.2 are referred to collectively as "***Damages***"), and indemnification under this Article 10 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. Notwithstanding anything to the contrary in this Section 10.2, a Person shall not be entitled to indemnification hereunder if it is determined by a nonappealable order of a court of competent jurisdiction that, with respect to the matter for which such Person seeks indemnification (i) such Person engaged in acts or omissions that constitute fraud, gross negligence, willful misconduct or a knowing violation of Law, (ii) such Person's conduct constitutes a willful breach of this Agreement or (iii) in the case of an Officer in its capacity as such, such Officer's conduct constitutes a breach of a duty (including fiduciary duties) owed by such Officer to the Company. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent shall not, of itself, create a presumption that the Person is not entitled to be indemnified pursuant to this Section 10.2.

Section 10.3 ***Advance Payment***. The right to indemnification conferred in this Article 10 shall include the right to be paid or reimbursed by the Company for the reasonable expenses incurred by a Person entitled to be indemnified under Section 10.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; *provided, however*, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of its good faith belief that it has met the standard of conduct necessary for indemnification under this Article 10 and a written undertaking, by such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article 10 or otherwise.

Section 10.4 ***Indemnification of Employees and Agents***. The Company, by adoption of a resolution of the Board or entry into a written indemnification agreement approved by the Board, may, but shall not be obligated to, indemnify and advance expenses to an employee or agent of the Company who is not a Manager, Officer or authorized person to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers, Officers and authorized persons under this Article 10.

Section 10.5 ***Appearance as a Witness***. Notwithstanding any other provision of this Article 10, the Company may, by adoption of a resolution of the Board, pay or reimburse expenses incurred by a Manager, Officer, authorized person or Member in connection with its appearance as a witness or other participation in a Proceeding at a time when he or she is not a named defendant or respondent in the Proceeding.

Section 10.6 ***Nonexclusivity of Rights***. The right to indemnification and the advancement and payment of expenses conferred in this Article 10 shall not be exclusive of any other right that a Manager, Officer, authorized person or other Person indemnified pursuant to this

Article 10 may have or hereafter acquire by vote of the Board or by written indemnification agreement approved by the Board.

ARTICLE 11
TAXES

Section 11.1 ***Tax Returns.*** The Company shall prepare and timely file all U.S. federal, state, provincial, local and foreign tax returns and information returns required to be filed by the Company. Unless otherwise determined by the Board, any income tax return of the Company shall be prepared by the Accounting Firm. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a Schedule K-1 to each of the Members as soon as practicable after the close of each taxable year, together with such additional information as may be reasonably requested by the Members in order for the Members to file their respective tax returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

Section 11.2 ***Tax Partnership.*** Except as provided in Section 6.7, it is the intention of the Members that the Company be classified as a partnership for U.S. federal income tax purposes. Unless otherwise approved by the Board, neither the Company nor any Member shall make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law or to be classified as other than a partnership pursuant to Treasury Regulation Section 301.7701-3.

Section 11.3 ***Tax Elections.*** The Company shall make the following elections on the appropriate tax returns:

(a) to adopt the calendar year as the Company's Fiscal Year, if permitted under the Code;

(b) to adopt the accrual method of accounting for U.S. federal income tax purposes;

(c) to elect to amortize the organizational expenses of the Company as permitted by Code Section 709(b); and

(d) any other election the Board may deem appropriate, including a "push out" election under Section 6226 of the Code. Upon request of the Board, each Member shall cooperate in good faith with the Company in connection with the Company's efforts to elect out of the application of the company-level audit and adjustment rules of the Bipartisan Budget Act, if applicable.

Section 11.4 ***Partnership Representative***. The Board may appoint and replace a Partnership Representative and authorize the Partnership Representative to take any and all actions determined by the Board and permissible under the Bipartisan Budget Act. Pursuant to Section 13.7, the Board shall have the authority to amend this Section 11.4 to give effect to the provisions of the Bipartisan Budget Act and each Member agrees to be bound by the provisions of any such amendment. The Partnership Representative is hereby authorized to take such actions and to execute and file all statements and forms on behalf of the Company that are approved by the Board and are permitted or required by the applicable provisions of the Bipartisan Budget Act (including a "push-out" election under Section 6226 of the Code or any analogous election under state or local tax law) or in connection with any other tax proceeding. Each Member shall cooperate with the Partnership Representative and do or refrain from doing any or all things requested by the Partnership Representative and approved by the Board (including paying any and all resulting taxes, additions to tax, penalties and interest in a timely fashion) in connection with any examination of the Company's affairs by any federal, state, or local tax authorities, including resulting administrative and judicial proceedings. No Member shall have any claim against the Partnership Representative, any Manager or the Company for any actions taken (or any failures to take action) by such Persons in good faith. All reasonable, documented cost or expense incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.

ARTICLE 12
DISSOLUTION, WINDING-UP AND TERMINATION

Section 12.1 ***Dissolution***.

(a) General. Subject to Section 12.1(b), the Company shall dissolve and its affairs shall be wound up on the first to occur of the following events (each a "***Dissolution Event***"), and no other event shall cause the Company's dissolution:

(i) the approval of the Board, a Majority Interest and, if applicable, the Requisite Preferred Holders as provided in Section 9.1; or

(ii) the entry of a decree of judicial dissolution of the Company under Section 11.314 of the TBOC.

(b) Continuance of the Company. To the maximum extent permitted by the TBOC, the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member shall not constitute a Dissolution Event and, notwithstanding the occurrence of any such event or circumstance, the business of the Company shall be continued without dissolution.

Section 12.2 ***Winding-Up and Termination.*** On the occurrence of a Dissolution Event, the Board may select one or more Persons to act as liquidator or may itself act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the TBOC. The costs of winding up shall be borne as a Company expense, including reasonable compensation to the liquidator if approved by the Board. Until final distribution, the liquidator shall continue to operate the Company property with all of

the power and authority of the Board. The steps to be accomplished by the liquidator are as follows:

(a) Accounting. As promptly as possible after dissolution and again after final winding-up, the liquidator shall cause a proper accounting to be made by the Accounting Firm of the Company's assets, liabilities and operations through the last calendar day of the month in which the dissolution occurs or the final winding up is completed, as applicable.

(b) Satisfaction of Obligations. The liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities, contracts and other obligations of the Company (including all expenses incurred in winding up and any advances described in Section 4.3); *provided, however*, that the liquidator may establish one or more cash escrow funds (in such amounts and for such terms as the liquidator may reasonably determine) for the payment of contingent liabilities.

(c) Distribution of Assets. All remaining assets of the Company shall be distributed to the Members as follows:

(i) the liquidator may sell any or all Company property, including to the Members on arm's length terms, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of Members in accordance with the provisions of Section 5.3 and Section 5.4;

(ii) with respect to all Company property that has not been sold, the Fair Market Value of that property shall be determined and the Capital Accounts of Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among Members if there were a taxable disposition of that property for the Fair Market Value of that property on the date of distribution;

(iii) the property of the Company shall be distributed:

(A) *first*, to each Preferred Member with an Unpaid Series A Liquidation Preference that is greater than $0.00, pro rata among such Preferred Members based on their relative Unpaid Series A Liquidation Preferences, until each such Preferred Member has been distributed an aggregate amount sufficient to cause such Preferred Member's Unpaid Series A Liquidation Preference to be reduced to $0.00;

(B) *second*, to Common Members, pro rata among such Common Members based on the number of Common Units held, until each such Common Member has received an aggregate amount in respect of their Common Units equal to the product of (1) the aggregate amount of distributions made pursuant to

Section 12.2(c)(iii)(A) and this Section 12.2(c)(iii)(B) *times* (2) such Common Member's Percentage Interest; and

(C) *thereafter*, to the Preferred Members and Common Members pro rata in proportion to their relative Percentage Interests.

(d) Distributions in Kind. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, debts, liabilities, contracts and other obligations theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, debts, liabilities, contracts and other obligations shall be allocated to the distributee pursuant to this Section 12.2. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and all the Company's property and constitutes a compromise to which all Members have consented. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 12.3 ***Certificate of Cancellation.*** On completion of the distribution of Company assets as provided herein, the Board (or any Person or Persons as the TBOC may require or permit) shall file a Certificate of Termination with the Secretary of State of Texas, terminate and cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the existence of the Company. Upon the effectiveness of the Certificate of Termination, the existence of the Company shall cease, except as may be otherwise provided by the TBOC or other applicable Law.

ARTICLE 13
GENERAL PROVISIONS

Section 13.1 ***Attorneys' Fees and Expenses***. If any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated under this Agreement, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions from such action, suit or other proceeding.

Section 13.2 ***Books.*** To the extent required by the TBOC, the Company shall maintain or cause to be maintained complete and accurate records and books of account of the Company's affairs at the principal office of the Company.

Section 13.3 ***Bank Accounts.*** The Company may establish one or more separate bank and investment accounts and arrangements, which shall be maintained in the Company's name with financial institutions and firms that the Board may reasonably determine. The Company shall not commingle the Company's funds with the funds of any Member.

Section 13.4 ***Notices.*** Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by courier or mail or by facsimile, or e-mail transmission; and a notice, request or consent given under this Agreement is effective on receipt by the Person to receive it. Notices given by facsimile or e-mail shall be deemed to have been received (a) on the day on which the sender receives answer back confirmation if such

confirmation is received before or during normal business hours of any Business Day or (b) on the next Business Day after the sender receives answer back confirmation if such confirmation is received (i) after normal business hours on any Business Day or (ii) on any day other than a Business Day. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Schedule 1 or Schedule 2, as applicable, or such other address as that Member may specify by notice to the other Members in accordance with this Section 13.4. Subject to Section 7.4(a), whenever any notice is required to be given by Law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 13.5 ***Entire Agreement; Supersedure.*** This Agreement and any other agreements expressly mentioned herein, including the Series A Purchase Agreement and the Repurchase Agreement, constitute the entire agreement of the Members relating to the Company and supersede all prior contracts or agreements with respect to the Company, whether oral or written.

Section 13.6 ***Effect of Waiver or Consent.*** No delay or omission to exercise any right, power or remedy accruing to any Person, upon any breach or default by any Person in the performance by that Person of its obligations with respect to the Company, shall impair any such right, power or remedy of such Person; nor shall it be construed to be a waiver of any such breach or default or an acquiescence in such breach or default or of any similar breach or default occurring after such breach or default; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such breach or default. Any waiver, consent or approval of any kind or character on the part of any Person of any breach or default under this Agreement must be made in writing and signed by the Person against whom such waiver, consent or approval is to be enforced, and shall be effective only to the extent specifically set forth in such writing. All remedies, whether under this Agreement or by Law or otherwise afforded to any party, shall be cumulative and not alternative.

Section 13.7 ***Amendment or Restatement.*** Except as expressly set forth herein (including Section 9.1), this Agreement may be amended or restated, and any provision of this Agreement may be waived, only by a written instrument adopted, executed and agreed to by the Company (upon Board approval) and approval of the Members holding a Majority Interest (without limiting the foregoing, the Members hereby agree to be bound by any such amendment or waiver so approved that by its terms is binding upon all of the Members); *provided, however*, that:

(a) to the extent that a provision of this Agreement requires a specified vote of the Members, or the vote of some or all of the holders of a specified class or series of Units, then any amendment or waiver of that provision will also require the consent of such specified vote of the Members or the vote of the requisite holders of such specified class or series of Units, as applicable;

(b) the Company (with Board approval) may amend Schedule 1 or Schedule 2 without the consent of any Person to reflect new Members admitted in accordance with this

Agreement, changes to the number of outstanding Units issued to any Member in accordance with this Agreement, changes to the notice addresses and other similar relevant information;

(c) the Board may amend the provisions of this Agreement without the consent of any Person to comply with the provisions of the Bipartisan Budget Act and any Treasury Regulations or other administrative pronouncements promulgated thereunder in any manner reasonably determined by the Board; and

(d) except as permitted by Section 13.7(c), this Agreement shall not be amended without the consent of each Person adversely affected if such amendment would modify the limited liability of a Member or otherwise on its face affect such Member disproportionately and adversely (determined separately for each class and series of Units).

The Certificate may be amended or restated only with the approval of the Company (upon Board approval, approval of a Majority Interest and, if applicable, the Requisite Preferred Holders as provided in Section 9.1); *provided, however*, that no such amendment or restatement of the Certificate may effect any change described in this Section 13.7 without the consent of the Member or Members whose consent would be required under such clauses if such change were being effected through an amendment or restatement of this Agreement. The Company shall provide copies of any amendment or restatement of this Agreement or the Certificate to the Members promptly (and, in any event, within ten (10) Business Days) following its adoption in accordance with this Agreement.

Section 13.8 ***Binding Effect.*** This Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors and permitted assigns.

Section 13.9 ***Governing Law; Submission to Jurisdiction.***

(a) This Agreement is governed by and shall be construed in accordance with the Laws of the State of Texas, excluding any conflict-of-laws rule or principle that might refer the governance or the construction of this Agreement to the Law of another jurisdiction. The Company and the Members (a) hereby irrevocably and unconditionally submit to the jurisdiction of the courts of the State of Texas located in Travis County, Texas and to the jurisdiction of the United States District Court for the Western District of Texas, Austin Division, for the purpose of any suit, action or other proceeding arising out or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in such above named courts, and (c) hereby waive, and agree not to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. **THE MEMBERS WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. THE MEMBERS AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE MEMBERS TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY DISPUTE**

BETWEEN THEM RELATING TO THIS AGREEMENT SHALL INSTEAD BE TRIED BY A COURT OF COMPETENT JURISDICTION SITTING WITHOUT A JURY.

(b) The foregoing notwithstanding, but subject to subsection (c) below, any dispute, controversy or claim between or among Members and the Company arising out of or relating to this Agreement ("**Disputes**") will be finally settled by arbitration in Austin, Texas in accordance with the then-existing American Arbitration Association ("**AAA**") Arbitration Rules. The arbitration award shall be final and binding on both parties. Any arbitration conducted under this Section 13.9 shall be private, and shall be heard by a single arbitrator (the "**Arbitrator**") selected in accordance with the then-applicable rules of the AAA. The parties agree to use commercially reasonable efforts to identify an arbitrator who will execute and deliver to the parties a written Statement of Faith that directly reflects that certain Statement of Faith used by the National Christian Foundation. The Arbitrator shall expeditiously hear and decide all matters concerning the Dispute. Except as expressly provided to the contrary in this Agreement, the Arbitrator shall have the power to (i) gather such materials, information, testimony and evidence as the Arbitrator deems relevant to the Dispute before him or her (and each party will provide such materials, information, testimony and evidence requested by the Arbitrator), and (ii) grant injunctive relief and enforce specific performance. All Disputes shall be arbitrated on an individual basis, and each party hereto hereby foregoes and waives any right to arbitrate any Dispute as a class action or collective action or on a consolidated basis or in a representative capacity on behalf of other persons or entities who are claimed to be similarly situated, or to participate as a class member in such a proceeding. The decision of the Arbitrator shall be reasoned, rendered in writing, be final and binding upon the disputing parties and the parties agree that judgment upon the award may be entered by any court of competent jurisdiction. The party whom the Arbitrator determines is the prevailing party in such arbitration shall receive, in addition to any other award pursuant to such arbitration or associated judgment, reimbursement from the other party of all reasonable legal fees and costs associated with such arbitration and associated judgment.

(c) Notwithstanding subsection (b) above, either party may make a timely application for, and obtain, judicial emergency or temporary injunctive relief to enforce any of the provisions of Article 9; *provided, however*, that the remainder of any such Dispute (beyond the application for emergency or temporary injunctive relief) shall be subject to arbitration under this Section 13.9.

(d) Nothing in this Section 13.9 shall prohibit a party to this Agreement from (i) instituting litigation to enforce any arbitration award, or (ii) joining the other parties to this Agreement in a litigation initiated by a person or entity that is not a party to this Agreement.

Section 13.11 ***Severability***. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall be enforced to the greatest extent permitted by Law.

Section 13.12 ***Further Assurances***. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional

documents and instruments and perform any additional acts that may be reasonably necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

Section 13.13 ***Waiver of Certain Rights.*** Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

Section 13.14 ***Counterparts.*** This Agreement may be executed in any number of counterparts, including facsimile counterparts and counterparts executed in portable document format (PDF) or with electronic signatures, with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the Company and the undersigned Members have executed this Agreement as of the Effective Date.

THE COMPANY:

CG CONSOLIDATED, LLC

DocuSigned by:

By: Allison Davidson
39389F7DDDC6434...

Name: Allison Davidson
Title: Co-Chief Executive Officer

THE INITIAL MEMBERS:

CAMP GLADIATOR, INC.

DocuSigned by:

By: Allison Davidson
39389F7DDDC6434...

Name: Allison Davidson
Title: President

THE INITIAL MEMBERS:

CG INVESTMENT PARTNERS, LP

By: CG Investment Partners GP, LLC, its general partner

By: ______________________________
Name: Michael Tremain
Title: President

THE INITIAL MEMBERS:

SOVEREIGN'S CG, LLC

By: ______________________________

Name: Lukas Roush

Title: Manager

EXHIBIT A

FORM OF ADOPTION AGREEMENT

This Adoption Agreement (this "***Adoption Agreement***") is executed as of **[__________]** pursuant to the terms of the Third Amended and Restated Limited Liability Agreement of CG Consolidated, LLC dated as of 4, 2021, and the Schedules and Exhibits thereto, a copy of which is attached hereto (as amended and/or restated from time to time in accordance with the provisions thereof, the "***LLC Agreement***"), by the undersigned holder of Units (the "***Unitholder***"). By the execution of this Adoption Agreement, the Unitholder agrees as follows:

1. Acknowledgment. The Unitholder acknowledges that Unitholder is acquiring **[Preferred Units/Common Units]** (the "***Units***"), subject to the terms and conditions of the LLC Agreement. Capitalized terms used herein without definition are defined in the LLC Agreement and are used herein with the same meanings set forth therein.

2. Agreement. The Unitholder (a) agrees that the Units acquired by the Unitholder shall be subject to the terms and conditions of the LLC Agreement and (b) hereby joins in, and agrees to be bound by, the LLC Agreement as a **[Preferred Member/Common Member]** with the same force and effect as if the Unitholder was originally a party thereto.

3. Representations, Warranties and Covenants. The Unitholder represents and warrants to the Company and the other Members, and covenants and agrees with the Company and the other Members, as follows:

(a) *Organization; Existence.* Unitholder, if the Unitholder is a Person other than a natural person, is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.

(b) *Power; Authority.* Unitholder has full power and authority to execute and deliver this Adoption Agreement and the other documents, instruments, certificates or agreements executed and delivered by a Member in connection with being admitted to the Company as a Member (the "***Investment Documents***") to which it is a party and to perform its obligations hereunder and thereunder, and the execution and delivery by Unitholder of this Adoption Agreement and each other Investment Document to which it is a party, and the performance of all obligations hereunder and thereunder, have been duly authorized by all necessary action.

(c) *Enforceability.* This Adoption Agreement and each other Investment Document to which Unitholder is a party has been duly and validly executed and delivered by Unitholder and, assuming due execution and delivery of this Adoption Agreement and each other Investment Document to which Unitholder is a party by the other parties hereto and thereto, constitutes the binding obligation of Unitholder enforceable against Unitholder in accordance with its terms, except as such enforceability may be limited by

applicable bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally, and by principles of equity.

(d) *No Conflicts*. The execution, delivery and performance by Unitholder of this Adoption Agreement and each other Investment Document to which Unitholder is a party will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Law to which Unitholder is subject, (ii) violate any order, judgment or decree applicable to Unitholder, (iii) if the Unitholder is a Person other than a natural person, conflict with, or result in a breach or default under, any term or condition of its certificate of incorporation or bylaws, certificate of limited partnership or partnership agreement, certificate of formation or limited liability company agreement, trust agreement or similar governing document(s), as applicable, or (iv) conflict with, or result in a breach of default under, any term or condition of any material agreement or instrument to which Unitholder is a party or by which it is bound or to which its assets are subject. No consent, approval, authorization or order of any court or governmental agency or authority or of any third party which has not been obtained is required in connection with the execution, delivery and performance by Unitholder of this Adoption Agreement or any of the other Investment Documents to which it is a party.

(e) *Investment Matters*. Unitholder is acquiring Units in the Company for its own account, for investment purposes, and not with a view to or in connection with the resale or other distribution of such Units. **[Unitholder is an Eligible Investor.]** Unitholder understands and agrees that the Units have not been registered under the Securities Act and are "restricted securities." Unitholder has knowledge of finance, securities and investments generally, experience and skill in investments based on actual participation, and has the ability to bear the economic risks of Unitholder's investment in the Company.

(f) *Units Subject to Agreements*. Unitholder understands that the Units acquired by it shall, upon issuance by the Company, without any further action on the part of the Company or such Person, be subject to the terms, conditions and restrictions contained in the LLC Agreement, including all amendments and restatements thereof as are made in accordance with the provisions of such agreement.

(g) *No Brokers*. Neither Unitholder nor any of its Affiliates, or any Person related by blood, marriage or adoption to any of the foregoing, or any Person in which any of the foregoing owns a beneficial interest, has employed or retained any broker, agent or finder in connection with this Adoption Agreement or the transactions contemplated herein, or paid or agreed to pay any brokerage fee, finder's fee, commission or similar payment to any Person on account of this Adoption Agreement or any of the other Investment Documents to which Unitholder is a party or the transactions

provided for herein or therein, which fee, commission or payment will constitute an obligation payable by the Company or any other Member; and Unitholder shall indemnify and hold harmless the Company and the other Members from any costs, including attorneys' fees, and liability arising from the claim of any broker, agent or finder employed or retained by Unitholder in connection with this Adoption Agreement or any of the other Investment Documents to which Unitholder is a party or the transactions provided for herein or therein.

(h) *Survival of Representations and Warranties.* All representations and warranties made by Unitholder in this Adoption Agreement shall be considered to have been relied upon by the Company and the other Members and shall survive the execution and delivery of this Adoption Agreement regardless of any investigation made by or on behalf of any such party.

4. Notice. Any notice required by the LLC Agreement shall be given to Unitholder at the address listed beside Unitholder's signature below.

5. Joinder. The spouse of the undersigned Unitholder, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse's best interests, and to bind such spouse's community interest, if any, in the Units to the terms and conditions of the LLC Agreement. If the undersigned Unitholder delivers this signature page to the Company without the signature of his or her spouse below, then he or she hereby represents to the Company and the other Members that he or she has no spouse.

[*Signature Page Follows*]

UNITHOLDER:

By: ____

Information for Notices:

____

____

Facsimile: (___) ___-____
Email: ________________

SPOUSAL AGREEMENT

The undersigned, being the spouse of **[__________]**, a holder of Membership Interests in and a Member of the Company, agrees to be bound by the provisions of the Third Amended and Restated Limited Liability Agreement of CG Consolidated, LLC dated as of May 4, 2021, and the Schedules and Exhibits thereto, a copy of which is attached hereto (as amended and/or restated from time to time in accordance with the provisions thereof, the "***LLC Agreement***"), to the extent applicable to the undersigned, including any provisions applicable to a Member's spouse or former spouse or the interest of a Member's spouse or former spouse in any Membership Interest.

The undersigned agrees that **[his/her]** interest, if any, in any Membership Interests or Units of the Company subject to the Agreement shall be irrevocably bound by the LLC Agreement and further understands and agrees that any community property interest that **[he/she]** may have in such Membership Interests or Units of the Company shall be similarly bound by the Agreement.

The undersigned is aware that the legal, financial and related matters contained in the Agreement are complex and that **[he/she]** is free to seek independent professional guidance or counsel with respect to this Spousal Agreement. The undersigned represents and warrants that **[he/she]** has either sought such guidance or counsel or determined after reviewing the Agreement carefully that **[he/she]** waives such right.

Signature of spouse: ___________________________

Printed name of spouse:_________________________